Exhibit 99.1

4Q 20 Risk and capital management Pillar 3 Fourth quarter of 2020

Contents Objective 1 Key indicators 1 Prudential Metrics and Risk Management 2 KM1: Key metrics at consolidated level 2 OVA: Bank risk management approach 3 Scope and main characteristics of risk management 3 Risk and Capital Governance 3 Risk Appetite 4 Risk Culture 5 Stress Testing 5 Recovery Plan 6 Capital Adequacy Assessment 6 Capital Adequacy 7 OV1: Overview of risk-weighted assets (RWA) 7 Links between financial statements and regulatory exposures 8 LIA: Explanations of differences between accounting and regulatory exposure amounts 8 LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial 9 statement categories with regulatory risk categories LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial 9 statements PV1: Prudent valuation adjustments (PVA) 10 Institutions that comprise the Financial Statement of Itaú Unibanco Holding 11 Non Consolidated Institutions 13 Material Entities 13 Composition of Capital 14 CCA: Main features of regulatory capital instuments 14 CC1: Composition of regulatory capital 15 CC2: Reconciliation of regulatory capital to balance sheet 17 Macroprudential Indicators 18 CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the 18 Countercyclical Capital Buffer GSIB1: Disclosure of G-SIB indicators 18 Leverage Ratio 19 LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA) 19 LR2: Leverage ratio common disclosure 19 Liquidity Ratios 20 LIQA: Liquidity Risk Management Information 20 Framework and Treatment 20 LIQ1: Liquidity Coverage Ratio (LCR) 21 LIQ2: Net Stable Funding Ratio (NSFR) 22 Credit Risk 23 CRA: Qualitative information on credit risk management 23 CR1: Credit Quality of Assets 24 CR2: Changes in Stock of defaulted loans and debts securities 24 CRB: Additional disclosure related to the credit quality of assets Credit risk mitigation 24 Exposure by industry 25 Exposure by remaining maturity 25 Overdue exposures 25 Exposure by geographical area in Brazil and by country 26 Largest debtors exposures 26 Restructured exposures 26 CRC: Qualitative disclosure related to Credit Risk Mitigation techniques 27 CR3: Credit Risk mitigation techniques – overview 27

CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects 28 CR5: Standardized Approach – exposures by asset classes and risk weights 28 Counterparty Credit Risk (CCR) 29 CCRA: Qualitative disclosure related to CCR 29 CCR1: Analysis of CCR exposures by approach 29 CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights 29 CCR5: Composition of collateral for CCR exposures 30 CCR6: CCR associated with credit derivatives exposures 30 CCR8: CCR associated with Exposures to central counterparties 30 Securitization Exposures 31 SECA: Qualitative disclosure requirements related to securitisation exposures 31 SEC1: Securitisation exposures in the banking book 31 SEC2: Securitisation exposures in the trading book 31 SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – 31 bank acting as originator or as sponsor SEC4: Securitisation exposures in the banking book and associated capital requirements – bank acting 32 as investor Market Risk 32 MRA: Qualitative disclosure requirements related to market risk 32 MR1: Market risk under standardized approach 33 MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA) 34 MR2: RWA flow statements of market risk exposures under an IMA 35 Exposures subject to market risk 35 MR3: IMA values for trading portfolios 36 MR4: Comparison of VaR estimates with gains/losses 36 Backtesting 36 Total Exposure associated with Derivatives 37 IRRBB 38 IRRBBA: IRRBB risk management objectives and policies 38 Framework and Treatment 38 Remuneration of Directors 41 REMA: Compensation Policy 41 REM1: Remuneration awarded during the financial year 52 REM2: Special payments 52 REM3: Deferred remuneration 52 Other Risks 53 Insurance products, pension plans and premium bonds risks 53 Social and Environmental Risk 53 Model Risk 54 Regulatory or Compliance Risk 54 Reputational Risk 54 Country Risk 56 Business and Strategy Risk 56 Contagion Risk 56 Operational Risk 57 Crisis Management and Business Continuity 57 Independent Validation of Risk Models 58 Glossary of Acronyms 59 Glossary of Regulations 62

Risk and Capital Management – Pillar 3 Objective This document presents Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circular 3,930 and subsequent amendments, which addresses the disclosure of information on risks and capital management, the comparison between accounting and prudential information, the liquidity and market risk indicators, the calculation of risk-weighted assets (RWA), the calculation of the Total Capital (“Patrimônio de Referência”—PR), and the compensation of management members1. The referred Circular brought several amendments in the disclosure format of the Pillar 3 information, besides changes in the scope and frequency of the information disclosed. All these amendments, implemented by the Central Bank, aim the convergence of the Brazilian financial regulation to the recommendations of the Basel Committee, seeking to harmonize the information disclosed by financial institutions at an international level, and taking into account the structural conditions of the Brazilian economy. The disclosure policy of the Risk and Capital Management Report presents the guidelines and responsibilities of the areas involved in its preparation, as well as the description of the information that must be disclosed and the integrity endorsement and approval governance, as established by the article 56 of the Resolution nº. 4,557. Key indicators Itaú Unibanco’s risk and capital management focuses on maintaining the institution in line with the risk strategy approved by the Board of Directors. The key indicators based on the Prudential Consolidation, on December 31, 2020, are summarized below. Common Equity Tier I Ratio Tier I Ratio Total Capital Ratio 11.5% 13.2% 14.5% September 30, 2020: 10.7% September 30, 2020: 12.4% September 30, 2020: 13.7% Common Equity Tier I Tier I Total Capital R$ 119,960 million R$ 137,157 million R$ 151,244 million September 30, 2020: R$ 113,910 million September 30, 2020: R$ 132,272 million September 30, 2020: R$ 146,894 million RWA R$ 1,042,207 million September 30, 2020: R$ 1,068,739 million Tier I Capital Ratio 1 Itaú Unibanco

Risk and Capital Management – Pillar 3

Prudential Metrics and Risk Management

Itaú Unibanco invests in robust and company-wide risk management processes to serve as a basis for its strategic decisions intended to ensure business sustainability.

The key prudential metrics related to regulatory capital and information on the bank's integrated risk management are presented below.

KM1: Key metrics at consolidated level

In order to ensure the soundness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains capital levels above the minimum requirements, as demonstrated by the Common Equity Tier I, Additional Tier I Capital and Total Capital ratios.

On December 31, 2020, the Total Capital (PR) reached R$ 151,244 million, R$ 137,157 million of Tier I and R$ 14,087 million of Tier II.

R$ million	12/31/2020	09/30/2020	06/30/2020	03/31/2020	12/31/2019
Available capital (amounts)					
Common Equity Tier 1 (CET1)	119,960	113,910	108,119	107,668	117,328
Tier 1	137,157	132,272	126,214	124,980	128,696
Total capital	151,244	146,894	140,650	139,218	140,596
Excess of capital committed to ajusted permanent assets	-	-	-	-	-
Total capital detached	-	-	-	-	-
Risk-weighted assets (amounts)					
Total risk-weighted assets (RWA)	1,042,207	1,068,739	1,040,622	1,043,517	891,300
Risk-based capital ratios as a percentage of RWA					
Common Equity Tier 1 ratio (%)	11.5%	10.7%	10.4%	10.3%	13.2%
Tier 1 ratio (%)	13.2%	12.4%	12.1%	12.0%	14.4%
Total capital ratio (%)	14.5%	13.7%	13.5%	13.3%	15.8%
Additional CET1 buffer requirements as a percentage of RWA					
Capital conservation buffer requirement (%) [(1)]	1.25%	1.25%	1.25%	2.5%	2.5%
Countercyclical buffer requirement (%) [(2)]	0.0%	0.0%	0.0%	0.0%	0.0%
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%	1.0%	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%) [(3)]	2.25%	2.25%	2.25%	3.5%	3.5%
CET1 available after meeting the bank's minimum capital requirements (%)	4.1%	3.3%	3.1%	1.6%	4.3%
Basel III leverage ratio					
Total Basel III leverage ratio exposure measure	1,903,298	1,914,229	1,853,479	1,743,174	1,546,564
Basel III leverage ratio (%)	7.2%	6.9%	6.8%	7.2%	8.3%
Liquidity Coverage Ratio					
Total high-quality liquid assets (HQLA)	343,174	328,202	283,267	186,705	170,004
Total net cash outflow	176,355	168,331	158,126	112,841	114,035
LCR (%)	194.6%	195.0%	179.1%	165.5%	149.1%
Net Stable Funding Ratio					
Total available stable funding	956,033	932,718	892,597	811,680	733,242
Total required stable funding	758,907	754,386	728,795	695,135	599,963
NSFR (%)	126.0%	123.6%	122.5%	116.8%	122.2%

(1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

(2) The countercyclical capital buffer is fixed by the Financial Stability Committee (Comef) based on discussions about the pace of credit expansion (BACEN Communication No. 36,418/20), and currently is set to zero. Should the requirement increase, the new percentage takes effect twelve months after the announcement.

(3) The BACEN rules establish Capital Buffers, that corresponds to the sum of the Conservation, Contracyclical and Systemic requirements, as defined in CMN Resolution 4,193.

The Total Capital Ratio reached 14.5% on December 31, 2020, increasing 80 basis points when compared to September 30, 2020 mainly due to net income in the period, including the result from the sale of shares issued by XP Inc.and a decrease in the Credit Risk Weighted Assets.

Besides, Itaú Unibanco has a R$ 67,867 million capital excess in relation to its minimum required Total Capital. It corresponds to 650 basis points above the minimum requirement (8%) and higher than the Capital Buffer requirement of 225 basis points (R$ 23,450 million). Considering the Capital Buffers, the capital excess would be 425 basis points.

In December 2020, Itaú Unibanco Holding issued R$ 2.1 billion, in Subordinated Financial Notes, which have a repurchase option as from 2025. These subordinated notes are subject to approval by the Central Bank of Brazil

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Itaú Unibanco

Risk and Capital Management – Pillar 3 for the composition of Itaú Unibanco’s Tier II Capital, with an estimated increase of 20 basis points in its Total Capital Ratio. The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. Itaú Unibanco falls within the maximum limit of 50% of adjusted PR, established by BACEN. On December 31, 2020, fixed assets ratio reached 24.0%, showing a surplus of R$ 39,274 million. OVA – Bank risk management approach Scope and main characteristics of risk management To undertake and manage risks is one of the activities of Itaú Unibanco. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. Itaú Unibanco invests in robust risk management processes, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are in line with the guidelines of the Board of Directors and Executives who, through corporate bodies, define the institution’s global objectives, which are then translated into targets and thresholds for the business units that manage risks. Control and capital management units, in turn, support Itaú Unibanco’s management through the processes of analysis and monitoring of capital and risk. The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by Itaú Unibanco’s employees in their daily routines are as follows: • Sustainability and customer satisfaction: the vision of Itaú Unibanco is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. Itaú Unibanco is concerned about doing business that is good for customers and for the institution; • Risk culture: the institution’s risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees to manage and mitigate risks consciously, respecting the ethic way of doing business. The risk culture is described in the item “Risk Culture”; • Risk Pricing: Itaú Unibanco operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios; • Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business, seeking risk diversification and giving priority to low-risk transactions; • Operational excellence: Itaú Unibanco intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services; • Ethics and respect for regulations: at Itaú Unibanco, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution’s reputation. Since August, 2017, the Resolution CMN 4,557 came into force, which established the structure of risk and capital management. The resolution highlights are the implementation of a continuous and integrated risk management framework; the requirements for the definition of the Risk Appetite Statement (RAS) and the stress test program; the establishment of a Risk Committee; the indication, before BACEN, of the Chief Risk Officer (CRO); and the CRO’s roles, responsibilities and independence requirements. Risk and Capital Governance The Board of Directors is the main body responsible for establishing the guidelines, policies and authority levels regarding risk and capital management. In turn, the Risk and Capital Management Committee (CGRC) provides support to the Board of Directors in the performance of their duties relating to risk and capital management. At 3 Itaú Unibanco

Risk and Capital Management – Pillar 3 the executive level, corporate bodies headed by Itaú Unibanco’s Chief Executive Officer (CEO) are established to manage risks and capital. Their decisions are overseen by the CGRC. Additionally, the institution has corporate bodies that perform delegated duties in the risk and capital management, and that are headed by the Vice-President of the Risk and Finance Area (ARF). To support this structure, ARF is structured with specialized departments. The objective is to provide independent and centralized management of the institution’s risks and capital, and to ensure the accordance with the established rules and procedures. Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices. Responsibilities for risk management at Itaú Unibanco are structured according to the concept of three lines of defense, namely: • in the first line of defense, the business and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks; • in the second line of defense, an independent unit provides central control, so as to ensure that Itaú Unibanco’s risk is managed according to the risk appetite and established policies and procedures. This centralized control provides the Board and executives with a global overview of Itaú Unibanco’s exposure, to ensure correct and timely corporate decisions; • in the third line of defense, internal audit provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with. Itaú Unibanco uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements. Risk Appetite Itaú Unibanco has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The bank’s risk appetite is grounded on the following declaration of the Board of Directors: “We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.” Based on this declaration, the bank established five dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure: • Capitalization: establishes that Itaú Unibanco should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the bank’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings. • Liquidity: establishes that the institution’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios. • Composition of results: establishes that business will mainly focus on Latin America, where Itaú Unibanco will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market and credit risks aspects. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability. • Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses. 4 Itaú Unibanco

Risk and Capital Management – Pillar 3 • Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by following up on customers’ satisfaction or dissatisfaction, media exposure and observation of the institution’s conduct. The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO). Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, guiding the use of preventive measures to ensure that exposures are within the limits provided and in line with the bank’s strategy. Risk Culture Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, the institution adopts several initiatives to disseminate and strengthen its Risk Culture, which is based on four principles: conscious risk taking, discussions and actions on the institution’s risks, and each and everyone’s responsibility for risk management. Besides the risk management policies, procedures and processes, the institution promotes its Risk Culture by emphasizing a behavior that helps people of all company levels to undertake and manage risks in a conscious way. By disseminating these principles, the institution fosters the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. Itaú Unibanco also makes some channels available for communication of operating failures, internal or external fraud, conflicts at the workplace, or cases that may result in inconveniences and/or losses for the institution or its customers. All employees or third parties are responsible for informing any problems immediately, as soon as they become aware of the situation. Stress Testing The stress test is a process of simulating extreme economic and market conditions on Itaú Unibanco’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of Itaú Unibanco and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. Itaú Unibanco uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. 5 Itaú Unibanco

Risk and Capital Management – Pillar 3 This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. Recovery Plan In response to the latest international crises, the Central Bank issued the Resolution No. 4,502, which requires the development of a Recovery Plan for the financial institutions that are classified in the Segment 1, with a total exposure of more than 10% of Gross Domestic Product (GDP). This plan aims to reestablish adequate levels of capital and liquidity, above the regulatory requirements, through appropriate strategies in the event of severe stress shocks of a systemic or idiosyncratic nature. Accordingly, each institution would be able to preserve its financial feasibility and, at the same time, mitigate the impact on the National Financial System. Itaú Unibanco has a Recovery Plan that contemplates the entire conglomerate, including foreign subsidiaries, and contains the description of the following items: I. Critical functions rendered by Itaú Unibanco to the market, activities that, if abruptly interrupted, could impact the National Financial System (SFN) and the functioning of the real economy; II. Institution’s essential services: activities, operations or services which discontinuity could compromise the bank’s viability; III. Monthly monitoring program, establishing critical levels for a set of indicators, with a view to risk monitoring and eventual trigger for the execution of the Recovery Plan; IV. Stress scenarios, contemplating events that may threaten the business continuity and the viability of the institution, including reverse tests, which seek to identify remote risk scenarios, contributing to an increase of the management sensitivity; V. Recovery strategies in response to different stress scenarios, including the main risks and barriers, as well as the mitigators of the latter and the procedures for the operationalization of each strategy; VI. Communication plan with stakeholders, seeking its timely execution with the market, regulators and other stakeholders; VII. Governance mechanisms necessary for the coordination and execution of the Recovery Plan, such as the definition of the director responsible for the exercise at Itaú Unibanco. This plan is reviewed annually and is subjected to the approval of the Board of Directors. With this practice, Itaú Unibanco has been able to continuously demonstrate, since its first edition in 2017, that even in severe scenarios, with remote probability of occurrence, it has strategies capable of generating sufficient resources to ensure the sustainable maintenance of critical activities and essential services, without losses to customers, to the financial system and to other participants in the markets in which it operates. Itaú Unibanco ensures the exercise maintenance to guarantee that strategies remain up-to-date and viable in the face of organizational, competitive or systemic changes. Capital Adequacy Assessment For its capital adequacy assessment process, the annual Itaú Unibanco’s procedure is as follows: • Identification of material risks and assessment of the need for additional capital; • Preparation of the capital plan, both in normality and stress situations; • Internal assessment of capital adequacy; • Structuring of capital contingency and recovery plans; • Preparation of management and regulatory reports. 6 Itaú Unibanco

Risk and Capital Management – Pillar 3

By adopting a prospective stance regarding capital management, Itaú Unibanco implemented its capital management structure and its ICAAP in order to comply with National Monetary Council (CMN) Resolution 4,557, BACEN Circular 3,846 and BACEN Circular Letter 3,907.

The result of the last ICAAP, which includes stress tests – dated as of December 2019 – showed that, in addition to having enough capital to face all material risks, Itaú Unibanco has a significant buffer, thus ensuring the soundness of its equity position.

Capital Adequacy

Itaú Unibanco, through the ICAAP process, assesses the adequacy of its capital to face the incurred risks, composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks. In order to ensure the soundness and the availability of Itaú Unibanco's capital to support business growth, the Total Capital levels were maintained above the minimum requirements.

OV1 – Overview of risk-weighted assets (RWA)

According to CMN Resolution 4,193 and subsequent amendments, for assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach;
- RWA_{MINT} = portion related to the market risk capital requirement, made up of the maximum between the internal model and 80% of the standardized model, and regulated by BACEN Circulars 3,646 and 3,674;
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA		Minimum capital requirements
R$ million	12/31/2020	09/30/2020	12/31/2020
Credit Risk: standardized approach	**921,934**	**948,063**	**73,755**
Credit risk (excluding counterparty credit risk)	778,153	776,410	62,252
Counterparty credit risk (CCR)	45,674	56,801	3,654
Of which: standardized approach for counterparty credit risk (SA-CCR)	27,119	35,054	2,170
Of which: Current Exposure Method approach (CEM)	-	-	-
Of which: other CCR	18,555	21,747	1,484
Credit valuation adjustment (CVA)	5,960	9,408	477
Equity investments in funds - look-through approach	4,897	5,564	392
Equity investments in funds - mandate-based approach	623	286	50
Equity investments in funds - fall-back approach	716	134	57
Securitisation exposures - standardized approach	1,506	-	121
Amounts below the thresholds for deduction	84,405	99,460	6,752
Market risk	**27,481**	**27,884**	**2,198**
Of which: standardized approach	34,351	34,855	2,748
Of which: internal models approach (IMA)	22,362	24,314	1,789
Operational risk	**92,792**	**92,792**	**7,423**
Total	**1,042,207**	**1,068,739**	**83,377**

The decrease of R$ 26,532 million in the Risk-Weighted Assets (RWA) was mainly driven by an decrease in the Credit Risk Weighted Assets (RWA_{CPAD}) due to the foreign exchange variation during the period. The reduction in the Market Risk-Weighted Assets (RWA_{MINT}) was driven by a variation in the Interest Rate Risk.

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Risk and Capital Management – Pillar 3 Links between financial statements and regulatory exposures LIA: Explanations of differences between accounting and regulatory exposure amounts The main difference between the accounting carrying value and the amounts considered for regulatory purposes is the non-consolidation of non-financial companies (especially Insurance, Pension Plan and Capitalization companies) in the regulatory consolidated, a difference that also impacts the elimination of related parties transactions. Within the regulatory scope, the procedures for assessing the need for prudent valuation adjustments (PVAs) arising from the pricing of financial instruments, as well as the description of the systems and controls used to ensure its reliability are described below. The pricing methodology for the financial instruments subject to Resolution No. 4,277, of October 31st, 2013, conducted by an independent area from the business areas, considers, in addition to benchmarks, the risks listed in the closeout uncertainty, market concentration, early termination, model risk, investing and funding costs, unearned credit spread and others. The fair value measurement at Itaú Unibanco follows the principles enclosed in the main regulatory bodies, such as CVM and BACEN. The institution follows the best practices in terms of pricing policies, procedures and methodologies and is committed to secure the pricing of financial instruments in its balance sheet with prices quoted and disclosed by the market, and in the impossibility of doing so, expends its best efforts to estimate which would be the fair price at which financial assets would be effectively traded, maximizing the use of relevant observable data and, under specific conditions, these instruments can be valued on a model basis. In all of these situations, the organization has control over its pricing methods and model risk management. The process of independent price verification (IPV) follows the guidelines included in Resolution No. 4,277, with daily verification of prices and market inputs, which is performed by a team independent from the pricing team. This process is also subject to an independent evaluation by the internal control, internal audit and external audit teams. The institution has a hybrid model for assessing the need for prudent valuation adjustments with two components. The first component is a timely assessment model that assesses new products, operations and risk factors traded and verifies the compliance and liability with any components of the existing prudent valuation adjustments. The second is a periodic assessment that aims to analyze the existing prudent valuation adjustments in relation to adequate pricing. The process and methodology are evaluated periodically and independently by internal controls and internal audit. In the line Other Differences of the table LI2, are reported the transactions subject to credit risk and counterparty credit risk, which are not accounted for in the balance sheet or in the off-balance sheet amounts. 8 Itaú Unibanco

Risk and Capital Management – Pillar 3

LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories

R$ million, at the end of the period							12/31/2020
			Carrying values of items:				
	Carrying values as reported in published financial statements	Carrying values under scope of regulatory consolidation	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework	Not subject to capital requirements or subject to deduction from capital
Assets							
Current assets and Long-term receivables	**2,076,112**	**1,842,925**	**1,401,089**	**406,551**	**6,388**	**269,750**	**26,074**
Cash	46,224	46,099	46,099	-	-	4,310	-
Interbank investments	294,486	293,222	55,553	237,669	-	5,246	-
Securities and derivative financial instruments	712,070	484,185	397,576	75,819	6,388	96,955	1,579
Interbank accounts	134,260	134,260	127,582	-	-	2,770	6,678
Interbranch accounts	381	381	-	-	-	-	381
Loan, lease and other credit operations	659,149	659,978	650,960	-	-	53,897	9,018
Other receivables	226,606	221,926	120,445	93,063	-	106,572	8,418
Deferred tax assets	-	61,959	53,688	-	-	-	8,271
Sundry	-	159,967	66,757	93,063	-	106,572	147
Other assets	2,936	2,874	2,874	-	-	-	-
Permanent assets	**36,474**	**58,809**	**36,456**	-	-	-	**22,353**
Investments	16,202	39,896	30,355	-	-	-	9,541
Real estate	6,493	5,993	5,993	-	-	-	-
Goodwill and Intangible assets	13,779	12,920	108	-	-	-	12,812
Goodwill	-	3,864	-	-	-	-	3,864
Intangible assets	-	8,948	-	-	-	-	8,948
Other	-	108	108	-	-	-	-
Total assets	**2,112,586**	**1,901,734**	**1,437,545**	**406,551**	**6,388**	**269,750**	**48,427**
Liabilities							
Current and Long-term Liabilities	**1,961,717**	**1,750,885**	-	**298,704**	-	**197,649**	**1,452,181**
Deposits	809,010	814,689	-	-	-	40,922	814,689
Deposits received under securities repurchase agreements	280,541	285,680	-	255,162	-	2,580	30,518
Funds from acceptances and issuance of securities	136,638	136,638	-	-	-	14,977	136,638
Interbank accounts	51,202	51,202	-	-	-	-	51,202
Interbranch accounts	7,945	7,947	-	-	-	112	7,947
Borrowings and onlending	83,200	83,200	-	-	-	9,132	83,200
Derivative financial instruments	79,599	79,620	-	43,542	-	6,221	36,078
Technical provision for insurance, pension plan and capitalization	223,469	-	-	-	-	-	-
Provisions	16,250	15,832	-	-	-	-	15,832
Allowance for financial guarantees provided	754	754	-	-	-	-	754
Other liabilities	273,109	275,323	-	-	-	123,705	275,323
Deferred tax liabilities	-	3,051	-	-	-	-	3,051
Sundry	-	272,272	-	-	-	123,705	272,272
Deferred income	**3,163**	**3,184**	-	-	-	-	**3,184**
Total liabilities	**1,964,880**	**1,754,069**	-	**298,704**	-	**197,649**	**1,455,365**

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements

R$ million, at the end of the period					12/31/2020
		Carrying values of items:			
	Total	Subject to credit risk framework	Subject to counterparty credit risk framework	Subject to the securitisation framework	Subject to the market risk framework
Asset carrying value amount under scope of regulatory consolidation	1,853,307	1,437,545	406,551	6,388	269,750
Liabilities carrying value amount under regulatory scope of consolidation	298,704	-	298,704	-	197,649
Total net amount under regulatory scope of consolidation	1,554,603	1,437,545	107,847	6,388	72,101
Off-balance sheet amounts	142,993	123,719	19,274	-	-
Differences in valuations	-	-	-	-	-
Other differences	45,555	(6,850)	52,405	-	-
Exposure amounts considered for regulatory purposes	**1,743,151**	**1,554,414**	**179,526**	**6,388**	**72,101**

9

Itaú Unibanco

Risk and Capital Management – Pillar 3 PV1: Prudent valuation adjustments (PVA) R$ million 12/31/2020 Of which: In Of which: In Interest Equity FX Credit Commodities Total the trading the banking rates book book Closeout uncertainty, of which:-17-221-238 24 214 Closeout cost—16—188 -204 22 182 Concentration—1—33—34 2 32 Early termination— 13-13— 26 —26 Model risk— 36-68— 1043 101 Operational risk— ——— —Investing and funding costs— —— — -Unearned credit spreads— ———— —Future administrative costs— ———— — Other—— — —Total adjustment— 66- 302 — 368 27341 10 Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise the Financial Statements of Itaú Unibanco Holding

The lists below provide the institutions that comprise the financial statements and the Prudential Consolidation of Itaú Unibanco Holding S.A..

Institutions that comprise the financial statements and the Prudential Consolidation[1]	Country[2]	% Equity share on capital
Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	98.35%
Banco Investcred Unibanco S.A.	Brazil	50.00%
Banco Itaú (Suisse) S.A.	Switzerland	100.00%
Banco Itaú Argentina S.A.	Argentina	100.00%
Banco Itaú BBA S.A.	Brazil	100.00%
Banco Itaú Consignado S.A.	Brazil	100.00%
Banco Itaú International	United States	100.00%
Banco Itaú Paraguay S.A.	Paraguay	100.00%
Banco Itaú Uruguay S/A	Uruguay	100.00%
Banco Itaú Veículos S.A.	Brazil	100.00%
Banco ItauBank S.A.	Brazil	100.00%
Banco Itaucard S.A.	Brazil	100.00%
Banco Itauleasing S.A.	Brazil	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Brazil	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Brazil	50.00%
Fundo De Invest Dir Creditórios Não Padron NPL II	Brazil	100.00%
Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel	Brazil	100.00%
Fundo Fortaleza de Investimento Imobiliário	Brazil	100.00%
Fundo Kinea Ações	Brazil	99.36%
Goal Performance	Argentina	100.00%
Goal Performance II	Argentina	100.00%
Hipercard Banco Múltiplo S.A.	Brazil	100.00%
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.	Brazil	100.00%
Iresolve Companhia Securitizadora de Créditos Financeiros S.A.	Brazil	100.00%
Itaú (Panamá) S.A.	Panama	34.16%
Itaú Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria	Colombia	34.15%
Itaú Bank & Trust Bahamas Ltd.	Bahamas	100.00%
Itaú Bank & Trust Cayman Ltd.	Cayman Islands	100.00%
Itaú Bank, Ltd.	Cayman Islands	100.00%
Itaú BBA Europe S.A.	Portugal	100.00%
Itaú BBA International Plc.	United Kingdom	100.00%
Itaú BBA USA Securities Inc.	United States	100.00%
Itaú Cia. Securitizadora de Créditos Financeiros	Brazil	100.00%
Itaú Comisionista de Bolsa Colombia S.A.	Colombia	34.27%
Itaú CorpBanca	Chile	39.22%
Itaú CorpBanca Colombia S.A.	Colombia	34.16%
Itaú CorpBanca New York Branch	United States	39.22%
Itaú Corredores de Bolsa Limitada	Chile	39.22%
Itaú Corretora de Valores S.A.	Brazil	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	100.00%
Itaú EU Lux-Itaú Latin America Equity Fund	Luxembourg	94.33%
Itaú International Securities Inc.	United States	100.00%
Itaú Invest Casa de Bolsa S.A.	Paraguay	100.00%
Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado	Brazil	100.00%
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria	Colombia	34.44%
Itaú Unibanco Holding S.A.	Brazil	100.00%
Itaú Unibanco Holding S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A.	Brazil	100.00%
Itaú Unibanco S.A., Grand Cayman Branch	Cayman Islands	100.00%
Itaú Unibanco S.A., Miami Branch	United States	100.00%
Itaú Unibanco S.A., Nassau Branch	Bahamas	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Brazil	100.00%
Itaú Valores S.A.	Argentina	100.00%
Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.	Brazil	100.00%
ITB Holding Ltd.	Cayman Islands	100.00%
Kinea Ações Fundo de Investimento em Ações	Brazil	100.00%
Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações	Brazil	100.00%
Kinea CO-investimento Fundo de Investimento Imobiliario	Brazil	99.90%
Kinea I Private Equity FIP Multiestrategia	Brazil	99.66%
Kinea II Macro Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea KP Fundo de Investimento Multimercado Crédito Privado	Brazil	100.00%
Kinea Oportunidade FI RF Credito Privado	Brazil	82.21%
Kinea Ventures FIP	Brazil	100.00%
Licania Fund Limited	Cayman Islands	100.00%

(1) As of December 2019, the funds Crédito Universitário FIDC I and Crédito Universitário FIDC II were consolidated in the Itaú Unibanco Holding S.A Prudential Conglomerate.

(2) The institutions operate in their respective countries of origin.

11

Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise the financial statements and the Prudential Consolidation[1]	Country [2]	% Equity share on capital
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Brazil	50.00%
MCC S.A. Corredores de Bolsa	Chile	100.00%
Microinvest S.A. Soc. de Crédito a Microempreendedor	Brazil	100.00%
OCA Dinero Electrónico S.A.	Uruguay	100.00%
OCA S.A.	Uruguay	100.00%
Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Brazil	100.00%
RedeCard S.A.	Brazil	100.00%
RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	100.00%
RT Scala Renda Fixa - Fundo de Investimento em Cotas de Fundos de Investimento	Brazil	100.00%
RT Voyager Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%

[1] As of December 2019, the funds Crédito Universitário FIDC I and Crédito Universitário FIDC II were consolidated in the Itaú Unibanco Holding S.A Prudential Conglomerate.

[2] The institutions operate in their respective countries of origin.

Institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
Aj II Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI	Brazil	57.95%
Albarus S.A.	Paraguay	100.00%
Ank Platform S.A.	Argentina	100.00%
BICSA Holdings, Ltd.	Cayman Islands	100.00%
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
CGB II SPA	Chile	100.00%
CGB III SPA	Chile	100.00%
Cia. Itaú de Capitalização	Brazil	100.00%
Estrel Serviços Administrativos S.A.	Brazil	100.00%
FC Recovery S.A.U.	Argentina	100.00%
FIC Promotora de Vendas Ltda.	Brazil	50.00%
iCarros Ltda.	Brazil	100.00%
IGA Participações S.A.	Brazil	100.00%
Investimentos Bemge S.A.	Brazil	86.81%
Itaú Administração Previdenciária Ltda.	Brazil	100.00%
Itaú Administradora General de Fondos S.A.	Chile	39.22%
Itaú Asesorías Financieras Limitada	Chile	39.22%
Itaú Asia Limited	Hong Kong	100.00%
Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.00%
Itaú Bahamas Directors Ltd.	Bahamas	100.00%
Itaú Bahamas Nominees Ltd.	Bahamas	100.00%
Itaú BBA International (Cayman) Ltd.	Cayman Islands	100.00%
Itaú BBA México, S.A. de C.V.	México	100.00%
Itaú BBA Trading S.A.	Brazil	100.00%
Itaú Chile Inversiones, Servicios y Administracion S.A.	Chile	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	100.00%
Itaú Corredor de Seguros Colombia S.A.	Colombia	31.37%
Itaú Corredores de Seguros S.A.	Chile	39.22%
Itaú Corretora de Seguros S.A.	Brazil	100.00%
Itaú Europa Luxembourg S.A.	Luxembourg	100.00%
Itaú Gestão de Vendas Ltda.	Brazil	100.00%
Itaú Institucional Renda Fixa Fundo de Investimento	Brazil	100.00%
Itaú International Holding Limited	United Kingdom	100.00%
Itaú Participação Ltda.	Brazil	100.00%
Itaú Rent Administração e Participações Ltda.	Brazil	100.00%
Itaú Seguros S.A.	Brazil	100.00%
Itaú Unibanco Comercializadora de Energia Ltda.	Brazil	100.00%
Itaú USA Asset Management Inc.	United States	100.00%
Itaú Vida e Previdência S.A.	Brazil	100.00%
Itauseg Participações S.A.	Brazil	100.00%
Itauseg Saúde S.A.	Brazil	100.00%
Itauseg Seguradora S.A.	Brazil	100.00%
ITB Holding Brasil Participações Ltda.	Brazil	100.00%
IU Corretora de Seguros Ltda.	Brazil	100.00%
Karen International Limited	Bahamas	100.00%
Kinea Investimentos Ltda.	Brazil	80.00%
Maxipago Serviços de Internet Ltda.	Brazil	100.00%

[1] The institutions operate in their respective countries of origin.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Institutions that comprise only the Financial Statements	Country [1]	% Equity share on capital
MCC Asesorías SpA	Chile	100.00%
Mundostar S.A.	Uruguay	100.00%
Nevada Woods S.A.	Uruguay	100.00%
Proserv - Promociones y Servicios, S.A. de C.V.	Mexico	100.00%
Provar Negócios de Varejo Ltda.	Brazil	100.00%
Recaudaciones y Cobranzas Limitada	Chile	39.22%
Recovery do Brasil Consultoria S.A.	Brazil	100.00%
RT Alm 5 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Alm Soberano 2 Fundo de Investimento Renda Fixa	Brazil	100.00%
RT Defiant Multimercado - Fundo de Investimento	Brazil	100.00%
RT Endeavour Renda Fixa Crédito Privado - Fundo de Investimento	Brazil	100.00%
RT Multigestor 4 Fundo de Investimento em Cotas de Fundos de Investimento Multimercado	Brazil	100.00%
RT Nation Renda Fixa - Fundo de Investimento	Brazil	100.00%
RT Valiant Renda Fixa - Fundo de Investimento	Brazil	100.00%
SAGA II SPA	Chile	100.00%
SAGA III SPA	Chile	100.00%
Topaz Holding Ltd.	Cayman Islands	100.00%
Tulipa S.A.	Brazil	100.00%
Uni-Investment International Corporation	Cayman Islands	100.00%
Unión Capital AFAP S.A.	Uruguay	100.00%
Zup I.T. Soluções em Informatica LTDA.	Brazil	52.96%

[1] The institutions operate in their respective countries of origin.

Non Consolidated Institutions

Non consolidated Institutions	Country [1]	% Equity share on capital
BSF Holding S.A.	Brazil	49.00%
Compañia Uruguaya de Medios de Procesamiento S.A.	Uruguay	31.47%
Conectcar Soluções de Mobilidade Eletrônica S.A.	Brazil	50.00%
Gestora de Inteligência de Crédito S.A.	Brazil	20.00%
Kinea Private Equity Investimentos S.A.	Brazil	80.00%
Olimpia Promoção e Serviços S.A.	Brazil	50.00%
Porto Seguro Itaú Unibanco Participações S.A.	Brazil	42.93%
Pravaler S.A.	Brazil	52.65%
Rias Redbanc S.A	Uruguay	25.00%
Tecnologia Bancária S.A.	Brazil	28.05%
XP Inc.	Cayman Islands	41.00%

[1] The institutions operate in their respective countries of origin.

Material entities

Total assets, stockholders' equity, country and the activities of the material entities that are not consolidated in the regulatory scope, are as follows:

R$ million			12/31/2020		09/30/2020	
Institutions	Country	Activity	Total Assets	Equity	Total Assets	Equity
Cia. Itaú de Capitalização	Brazil	Premium bonds	3,982	398	3,934	340
Itaú Consultoria de Valores Mobiliários e Participações S.A.	Brazil	Financial institution holding company	2,257	2,188	2,975	2,913
Itaú Corretora de Seguros S.A.	Brazil	Insurance, pension plans and health brokers	2,607	1,874	2,578	1,892
Itau International Holding Limited	United Kingdom	Holding	5	4	7,387	7,386
Itaú Seguros S.A.	Brazil	Insurance	6,138	1,909	5,988	1,914
Itaú Vida e Previdência S.A.	Brazil	Pension plan	220,652	3,182	215,884	3,124
Itauseg Participações S.A.	Brazil	Non financial institution holding company	10,955	10,902	14,928	14,871
ITB Holding Brasil Participações LTDA	Brazil	Financial institution holding company	29,365	27,146	33,418	32,627
Provar Negócios de Varejo LTDA	Brazil	Other auxiliary activities for financial services	2,520	2,468	2,515	2,463

13

Itaú Unibanco

Risk and Capital Management – Pillar 3 Composition of Capital CCA: Main features of regulatory capital instruments The authorized regulatory capital instruments may be extinguished according to the criteria established in Resolution No. 4,192 in articles 17, item XV, or 20, item X, such as non-compliance with the minimum regulatory ratios, decree of temporary special administration regime or intervention, application of public resources or upon the Central Bank of Brazil determination. Should any criteria for the extinction of subordinated instruments be triggered, the area responsible for Itaú Unibanco’s Capital management will activate the areas involved to execute the following action plan: • The treasury, through the payment agent of the subordinated instruments or straight through the central depository, will notify its holders and take actions to ensure that Itaú Unibanco’s trading desks cease to trade such instruments. • The operational and accounting areas will carry out the necessary procedures for the proper treatment of the extinction; and • The Investor Relations area will communicate the market of the extinction of the subordinated instruments. The table CCA—Main features of regulatory capital instruments, is available at www.itau.com.br/investor-relations, section “Reports”, “Pillar 3 and Global Systemically Important Banks”. 14 Itaú Unibanco

Risk and Capital Management – Pillar 3 CC1: Composition of regulatory capital 12/31/2020 Value Balance (R$ Thousand) Sheet Reference Common Equity Tier I: instruments and reserves 1 Instruments Eligible for the Common Equity Tier I 97,148,000 (k) 2 Revenue reserves 39,582,824 (l) 3 Other revenue and other reserve 878,313 (m) 5 Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1 capital) 10,473,117 (j) 6 Common Equity Tier I before regulatory adjustments 148,082,254 Common Equity Tier I: prudential adjustments 7 Prudential adjustments related to the pricing of financial instruments 368,038 8 Goodwill (net of related tax liability) 4,859,403 (e) 9 Intangible assets 8,947,710 (h) / (i) 10 Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating 4,054,049 (b) from this contribution related to determination periods ended until December 31, 1998 Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of 11 (972,788) protected items whose mark-to-market adjustments are not recorded in the books. 15 Actuarial assets related to defined benefit pension funds— (d) 16 Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, 907,211 (n) indirectly or synthetically 17 Reciprocal cross-holdings in common equity— Total value of adjustments related to net non-significant investments in the Common Equity Tier I of companies 18 that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies,— capitalization companies and sponsored pension fund entities Total value of adjustments related to net significant investments in the Common Equity Tier I of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, 19 6,399,454 capitalization companies and sponsored pension fund entities, that exceeds 10% of the amount of the Common Equity Tier I, disregarding specific adjustments 21 Total value of adjustments related to tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Common— Equity Tier I, disregarding specific deductions 22 Amount that exceeds 15% of the Common Equity Tier I 3,558,814 Of which: arising from net investments in the Common Equity Tier I of companies that are similar to non-23 consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies 2,145,219 and open ended pension entities 25 Of which: arising from tax credits resulting from temporary differences that depend on the generation of 1,413,595 income or future taxable income for their realization 26 National specific regulatory adjustments— 26.a Deferred permanent assets— (g) 26.b Investment in dependence, financial institution abroad or non-financial entity that is part of the— conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data 26.d Increase of unauthorized capital— 26.e Excess of the amount adjusted of Common Equity Tier I— 26.f Deposit to cover capital deficiency— 26.g Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect— (i) 26.h Excess of resources invested on permanent assets— 26.i Total capital detached— 26.j Other residual differences concerning the Common Equity Tier I calculation methodology for regulatory— 27 Other residual differences related to the calculation of the Common Equity Tier I for regulatory purposes— 28 Total regulatory deductions from the Common Equity Tier I 28,121,891 29 Common Equity Tier I 119,960,363 Additional Tier I Capital: instruments 30 Instruments eligible for the Additional Tier I Capital 17,078,345 31 Of which: classified as equity under applicable accounting standards— 32 Of which: classified as liabilities under applicable accounting standards 17,078,345 33 Instruments authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes— 34 Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group 117,892 additional Tier 1 capital) 35 Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect - 36 Additional Tier I Capital before regulatory adjustments 17,196,237 15 Itaú Unibanco

Risk and Capital Management – Pillar 3

Additional Tier I Capital: regulatory adjustments			
37	Shares or other instruments issued by the bank authorized to compose the Additional Tier I Capital, acquired directly, indirectly or synthetically	-	
38	Reciprocal cross-holdings in additional Tier 1 instruments	-	
39	Total value of adjustments related to net non-significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
40	Total value of adjustments related to net significant investments in the Additional Tier I Capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
41	National specific regulatory adjustments	-	
41.b	Non-controlling interest in Additional Tier I Capital	-	
41.c	Other residual differences concerning the Additional Tier I Capital calculation methodology for regulatory purposes	-	
42	Regulatory adjustments applied to the Additional Tier I Capital due to the insufficient Tier II Capital to cover deductions	-	
43	**Total regulatory deductions from the Additional Tier I Capital**	**-**	
44	**Additional Tier I Capital (AT1)**	**17,196,237**	
45	**Tier I**	**137,156,600**	
Tier II: instruments			
46	Instruments eligible for Tier II	6,296,154	
47	Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect	7,727,808	
48	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	63,721	
49	*Of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect*	-	
51	**Tier II before regulatory adjustments**	**14,087,683**	
Tier II: regulatory adjustments			
52	Shares or other instruments issued by the bank authorized to compose Tier II, acquired directly, indirectly or synthetically	-	
53	Reciprocal cross-holdings in Tier 2 instruments	-	
54	Total value of adjustments related to net non-significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
55	Total value of adjustments related to net significant investments in the Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	-	
56	National specific regulatory adjustments	-	
56.b	Non-controlling interest in Tier II	-	
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	
57	**Total regulatory deductions from Tier II Capital**	**-**	
58	**Tier II**	**14,087,683**	
59	**Referential Equity (Tier I + Tier II)**	**151,244,283**	
60	**Total risk-weighted assets**	**1,042,207,397**	
BIS Ratios and Additional Capital Buffers			
61	**Common Equity Tier I Ratio**	**11.5%**	
62	**Tier I Ratio**	**13.2%**	
63	**BIS Ratio**	**14.5%**	
64	**Additional Capital Buffers (% of RWA)**	**2.25%**	
65	Of which: capital conservation buffer requirement	1.25%	
66	Of which: bank-specific countercyclical buffer requirement	0.0%	
67	Of which: capital buffer for institutions that are systemically important at global level (G-SIB)	1.0%	
68	**Common Equity Tier 1 capital available after meeting the bank's minimum capital requirements (% of RWA)**	**4.1%**	
Amounts below the limit for deduction (non-weighted by risk)			
72	Total value, subject to risk weighting, of non-significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, as well as non-significant investments in the Additional Tier I, Tier II and other TLAC liabilities of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad outside the scope of regulatory consolidation	1,103,771	
73	Total value, subject to risk weighting, of significant investments in the Common Equity Tier I of institutions authorized to operate by the Central Bank of Brazil, non-consolidated overseas financial institutions, companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and sponsored pension fund entities	10,846,644	(f) / (a)
75	Tax credits arising from temporary differences, not deducted from the Common Equity Tier I	22,134,618	(c)
Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)			
82	*Instruments that are authorized to compose the Additional Tier I Capital before Resolution No. 4,192 of 2013 comes into effect*	-	
83	Amount excluded from the Additional Tier I Capital due to the line 82 limit	-	
84	*Instruments that are authorized to compose Tier II before Resolution No. 4,192 of 2013 comes into effect*	7,727,808	
85	*Amount excluded from Tier II due to the line 84 limit*	31,717,319	

16

Itaú Unibanco

Risk and Capital Management – Pillar 3

CC2: Reconciliation of regulatory capital to balance sheet

R$ million, at the end of the period			12/31/2020
Consolidated Balance Sheet [1]	Balance Sheet as in published financial statements	Under regulatory scope of consolidation	Reference [2]
Assets			
Current assets and Long-term receivables	2,076,112	1,842,925	
Cash	46,224	46,099	
Interbank investments	294,486	293,222	
Securities and derivative financial instruments	712,070	484,185	
Interbank accounts	134,260	134,260	
Interbranch accounts	381	381	
Loan, lease and other credit operations	659,149	659,978	
Other receivables	226,606	221,926	
Deferred tax assets	-	61,959	(b) / (c)
Sundry	-	159,967	(b) / (d)
Other assets	2,936	2,874	
Permanent assets	36,474	58,809	
Investments	16,202	39,896	(a) / (e) / (f)
Real estate	6,493	5,993	
Goodwill and Intangible assets	13,779	12,920	
Goodwill	-	3,864	(e)
Intangible assets	-	8,948	(h) / (i)
Other	-	108	
Total assets	**2,112,586**	**1,901,734**	
Liabilities			
Current and Long-term Liabilities	1,961,717	1,750,885	
Deposits	809,010	814,689	
Deposits received under securities repurchase agreements	280,541	285,680	
Funds from acceptances and issuance of securities	136,638	136,638	
Interbank accounts	51,202	51,202	
Interbranch accounts	7,945	7,947	
Borrowings and onlending	83,200	83,200	
Derivative financial instruments	79,599	79,620	
Technical provision for insurance, pension plan and capitalization	223,469	-	
Provisions	16,250	15,832	
Allowance for financial guarantees provided	754	754	
Other liabilities	273,109	275,323	
Deferred tax liabilities	-	3,051	(b) / (c)
Sundry	-	272,272	(d)
Deferred income	3,163	3,184	
Non-controlling interest in subsidiaries	11,113	10,963	(j)
Stockholders' equity	136,593	136,702	
Capital	97,148	97,148	(k)
Other Revenues and Other Reserves	(382)	878	(m)
Revenue reserves	40,734	39,583	(l)
(Treasury shares)	(907)	(907)	(n)
Total liabilities and stockholders' equity	**2,112,586**	**1,901,734**	

[1] Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: Insurance, Pension Plan and Premium Bonds) within the Prudencial Conglomerate and also by the eliminations of transactions with related parties.

[2] Prudential information that is presented in the Template CC1 of this document.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Macroprudential Indicators

CCyB1: Geographical distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer

The following table details the geographic distribution of credit risk exposures considered in the calculation of the Countercyclical Capital Buffer, according to Circular 3,769 of 29 October 2015:

R$ million					12/31/2020
Geographical breakdown	Countercyclical capital buffer rate	Exposure values and/or risk- weighted assets (RWA) used in the computation of the countercyclical capital buffer		Bank-specific countercyclical capital buffer rate	Countercyclical capital buffer amount [3]
		Amount of credit risk exposure to the non-banking private sector	RWACPrNB		
Brazil	-	1,344,874	556,471		-
Luxembourg	0.50%	608	411		-
Norway	1.00%	380	380		-
Hong Kong	1.00%	110	110		-
Sum[1]		1,345,972	557,372		
Total[2]		1,672,620	777,424	-	-

[1] Sum of RWACPrNBi portions related to credit risk exposures to the non-banking private sector in Brazil and jurisdictions with a percentage of the countercyclical buffer with values greater than zero.

[2] Total of RWA for non-bank private credit risk exposures to all jurisdictions in which the bank has exposure, including jurisdictions with no countercyclical buffer percentage applied or with a countercyclical percentage equal to zero.

[3] Calculated according to Circular 3.769, employing the discretionary exclusion of jurisdiction.

GSIB1: Disclosure of G-SIB indicators

The GSIB1 table, disclosure of global systemically important bank (G-SIB) indicators, will be available on the website www.itau.com.br/investor-relations, section "Reports", "Pillar 3 and Global Systemically Important Banks", within the period stipulated by BACEN Circular 3.751/15.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

As required by BACEN Circular Letter 3,706, Itaú Unibanco monthly reports to BACEN the Leverage Ratio, which minimum requirement is of 3%.

The following information is based on the methodology and standard format introduced by BACEN Circular 3,748.

LR1: Summary comparison of accounting assets vs leverage ratio exposure measure (RA)

R$ million	12/31/2020	09/30/2020
Total consolidated assets as published financial statements	2,112,586	2,110,121
Adjustment from differences of consolidation	(210,852)	(204,278)
Total assets of the individual balance sheet or of the regulatory consolidation, in the case of Leverage Ratio on a consolidated basis	**1,901,734**	**1,905,843**
Adjustments for derivative financial instruments	21,996	30,168
Adjustment for securities financing transactions (ie repos and similar secured lending)	17,004	20,993
Adjustment for off-balance sheet items (ie conversion to credit equivalent amounts of off-balance sheet exposures)	128,409	131,627
Other adjustments	(165,845)	(174,402)
Total Exposure	**1,903,298**	**1,914,229**

LR2: Leverage ratio common disclosure

R$ million	12/31/2020	09/30/2020
Items shown in the Balance Sheet		
Balance sheet items except derivative financial instruments, securities received on loan and resales for settlement under repurchase transactions	1,472,209	1,389,812
Adjustments for equity items deducted in the calculation of Tier I	(35,246)	(36,274)
Total exposure shown in the Balance Sheet	**1,436,963**	**1,353,538**
Transactions using Derivative Financial Instruments		
Replacement value for derivatives transactions	39,619	45,739
Potential future gains from derivatives transactions	12,010	20,440
Adjustment for collateral in derivatives transactions	-	-
Adjustment related to the deduction of the exposure because of the qualified central counterparty (QCCP) in derivative transactions on behalf of clients in which there is no contractual obligation to reimburse due to bankruptcy or default of the entities responsible for the settlement and compensation of transactions	(5,502)	(6,367)
Reference value for credit derivatives	16,355	16,777
Adjustment of reference value calculated for credit derivatives	(2,294)	(2,707)
Total exposure for derivative financial instruments	**60,188**	**73,882**
Repurchase Transactions and Securities Lending (TVM)		
Investments in repurchase transactions and securities lending	237,669	317,090
Adjustment for repurchases for settlement and creditors of securities lending	-	-
Amount of counterparty credit risk	17,005	20,993
Amount of counterparty credit risk in transactions as intermediary	23,064	17,099
Total exposure for repurchase transactions and securities lending	**277,738**	**355,182**
Off-balance sheet items		
Reference value of off-balance sheet transactions	394,021	397,903
Adjustment for application of FCC specific to off-balance sheet transactions	(265,612)	(266,276)
Total off-balance sheet exposure	**128,409**	**131,627**
Capital and Total Exposure		
Tier I	**137,157**	**132,272**
Total Exposure	**1,903,298**	**1,914,229**
Leverage Ratio		
Basel III Leverage Ratio	**7.2%**	**6.9%**

19

Itaú Unibanco

Risk and Capital Management – Pillar 3 Liquidity Ratios LIQA: Liquidity Risk Management Information Framework and Treatment Liquidity risk is defined as the likelihood of the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, without affecting its daily operations or incurring in significant losses. In line with the fundraising strategy, Itaú Unibanco has diversified and stable sources of funding available, monitored through concentration and maturity indicators, in order to mitigate liquidity risks, in accordance with the institution’s risk appetite. The governance of the liquidity risk management is based on advisory boards, subordinated to the Board of Directors or the executive structure of Itaú Unibanco. Such boards establish the institution’s risk appetites, define the limits related to the liquidity control and monitor the liquidity indicators. The control of the liquidity risk is carried out by an area that is independent of the business areas, responsible for defining the composition of the reserve, estimating the cash flow and the exposure to liquidity risk in different time horizons and monitoring short and long term liquidity indicators (LCR and NSFR respectively). In addition, it proposes minimum limits to absorb losses in stress scenarios for each country where Itaú Unibanco operates and reports any non-compliance to the competent authorities. All activities are subject to verification by the independent validation, internal controls and audit departments. Additionally, and pursuant to the requirements of Resolution 4,557, BACEN Circular 3,749 and Circular 3,869, the Liquidity Risk Statement (DRL—LCR) and the Long Term Liquidity Statement (DLP—NSFR) are monthly sent to BACEN. Finally, the following items are periodically prepared and submitted to senior management for monitoring and decision support: • Stress of liquidity indicators based on macroeconomic scenarios, simulation of reverse stress based on risk appetite, and projection of the main liquidity indicators to support decisions; • Contingency and recovery plans for crisis situations, with actions that provide for a gradation according to the level of criticality determined by the easiness of implementation, taking into account the characteristics of the local market in which it operates, seeking a rapid restoration of liquidity indicators; • Reports and graphs that describe risk positions; • Concentration indicators of funding providers and time. The document that details the liquidity risk control institutional policy is on the Investor Relations website https://www.itau.com.br/investor-relations, section “Itaú Unibanco”, under “Corporate Governance”, “Rules and Policies, Reports”. 20 Itaú Unibanco

Risk and Capital Management – Pillar 3

LIQ1: Liquidity Coverage Ratio (LCR)

	12/31/2020 [1]		09/30/2020 [1]	
	Total unweighted value (In thousand R$)[2]	Total weighted value (In thousand R$)[3]	Total unweighted value (In thousand R$)[2]	Total weighted value (In thousand R$)[3]
High Quality Liquidity Assets (HQLA)				
Total High Quality Liquid Assets (HQLA)		**343,173,952**		**328,201,878**
Cash Outflows [4]				
Retail deposits and deposits from small business customers, of which:	**419,224,248**	**36,640,083**	**386,643,952**	**33,870,923**
Stable deposits	219,508,612	10,975,431	204,524,718	10,226,236
Less stable deposits	199,715,636	25,664,652	182,119,234	23,644,687
Unsecured wholesale funding, of which: :	**304,576,741**	**133,902,894**	**299,828,126**	**133,139,277**
Operational deposits (all counterparties) and deposits in networks of cooperative banks	1,087,943	54,397	1,087,943	54,397
Non-operational deposits (all counterparties)	302,083,965	132,443,664	297,648,172	131,992,869
Unsecured debt	1,404,833	1,404,833	1,092,011	1,092,011
Secured wholesale funding		**19,500,532**		**17,332,091**
Additional requirements, of which:	**263,380,052**	**34,711,729**	**262,320,919**	**38,841,634**
Outflows related to derivative exposures and other collateral requirements	45,560,951	19,837,130	51,838,493	24,405,718
Outflows related to loss of funding on debt products	899,898	899,898	1,040,851	1,040,851
Credit and liquidity facilities	216,919,203	13,974,701	209,441,575	13,395,065
Other contractual funding obligations	**67,084,973**	**67,084,973**	**57,913,478**	**57,913,478**
Other contingent funding obligations	**126,795,864**	**17,811,618**	**104,928,981**	**15,229,091**
Total Cash Outflows		**309,651,829**		**296,326,494**
Cash Inflows [4]				
Secured lending (eg reverse repos)	224,849,423	1,834,771	222,580,285	1,690,972
Inflows from fully performing exposures	31,230,277	19,581,578	30,676,243	19,690,928
Other cash inflows	124,631,499	111,880,233	117,841,998	106,613,140
Total Cash Inflows	**380,711,199**	**133,296,582**	**371,098,526**	**127,995,040**
		Total Ajusted Value[5]		**Total Ajusted Value[5]**
Total HQLA		**343,173,952**		**328,201,878**
Total net cash outflows		**176,355,247**		**168,331,454**
Liquidity Coverage Ratio (%)		**194.6%**		**195.0%**

[1] Corresponds to 63 daily average observations at 4Q20 and 65 daily at 3Q20

[2] Total balance off the cash inflows or outflows

[3] After aplication of weighting factors

[4] Potential cash outflows (Outflows $_n$) and inflows (inflows $_n$)

[5] Amount calculated after applying weighting factors and limits set by BACEN Circular 3,749

Itaú Unibanco has High Quality Liquidity Assets (HQLA) that amounted to R$ 343.2 billion on average for the quarter, mainly composed of Sovereign Securities, Central Bank Reserves and Cash. Net Cash Outflows amounted to R$ 176.4 billion on average for the quarter, which are mostly comprised of Retail Funding, Wholesale, Additional Requirements, Contractual and Contingent Obligations, offset by Cash inflows from loans and other Cash inflows.

The table shows that the average LCR in the quarter is 194.6%, above the limit of 100%, and therefore the institution has high quality liquidity resources comfortably available to support the losses in the standardized stress scenario for the LCR.

21

Itaú Unibanco

Risk and Capital Management – Pillar 3

LIQ2: Net Stable Funding Ratio (NSFR)

12/31/2020	Value per residual effective maturity term (R$ thousand)				Weighted Value [2] (In thousand R$)
	No Maturity [1]	Lower than six months [1]	Greater than or equal to six months, and lower than 1 year [1]	Greater than or equal to 1 year [1]	
Available Stable Funding (ASF) [3]					
Capital	-	-	-	203,076,725	203,076,725
Reference Equity, gross of regulatory deductions	-	-	-	148,617,583	148,617,583
Other capital instruments not included in line 2	-	-	-	54,459,141	54,459,141
Retail Funding:	200,223,750	244,040,057	3,053,932	13,065,579	427,150,022
Stable Funding	125,539,551	104,125,062	304,938	261,203	218,732,276
Less Stable Funding	74,684,199	139,914,995	2,748,995	12,804,376	208,417,746
Wholesale Funding:	66,749,901	621,527,331	51,601,939	127,137,212	322,260,547
Operational deposits and deposits of member cooperatives	4,318,631	-	-	-	2,159,316
Other Wholesale Funding	62,431,270	621,527,331	51,601,939	127,137,212	320,101,231
Opertions in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	81,068,114	9,589,180	721,212	-
Other liabilities, in which:	77,776,824	131,273,345	119,926	3,485,496	3,545,458
Derivatives whose replacement values are lower than zero		22,163,178	-	-	
Other liability or equity elements not included above	77,776,824	109,110,167	119,926	3,485,496	3,545,458
Total Available Stable Funding (ASF)					956,032,752
Required Stable Funding (RSF) [3]					
Total NSFR high quality liquid assets (HQLA)					24,962,937
Operational deposits held at other financial institutions	-	-	-	-	-
Performing loans and securities (financial institutions, corporates and central banks)	3,479,525	429,587,313	96,112,044	428,127,857	509,979,259
Performing loans to financial institutions secured by Level 1 HQLA	-	50,396,018	-	-	5,039,602
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	3,202,143	28,483,467	7,177,654	25,874,464	34,426,106
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks, of which:	277,382	325,225,621	77,722,773	237,123,039	319,279,071
With a risk weight of less than or equal to 35%, approach for credit risk, according to Circular 3,644.	-	-	-	3,734,216	2,427,240
Performing residential mortgages, of which:	-	5,311,222	5,079,584	83,140,302	68,134,526
Which are in accordance to Circular 3,644, 2013, art. 22	-	-	-	51,056,336	37,239,974
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	-	20,170,985	6,132,033	81,990,052	83,099,954
Operations in which the institution acts exclusively as intermediary, not undertaking any rights or obligations, even if contingent	-	85,338,089	8,451,669	1,117,635	-
Other assets, in which:	75,247,166	149,200,912	6,479,473	108,116,457	206,237,761
Transactions with gold and commodities, including those with expected physical settlement	-				-
Assets posted as initial margin for derivatives contracts and participation in mutual guarantee funds of clearinghouses or providers of clearing and settlement services which acts as central counterparty.		-	-	29,227,399	24,843,289
Derivatives whose replacement values are higher than or equal to		10,847,448	-	2,373,957	2,373,957
Derivatives whose replacement values are less than zero, gross of the deduction of any collateral provided as a result of deposit of variation margin		-	-	1,099,899	1,099,899
All other assets not included in the above categories	75,247,166	138,353,464	6,479,473	75,415,202	177,920,616
Off-balance sheet transactions	439,847,063	6,483,653	-	-	17,727,219
Total Required Stable Funding (RSF)					758,907,175
NSFR (%)					126.0%

[1] Corresponds to the total amount of Available Stable Funding (ASF) or Required Stable funding (RSF).
[2] Corresponds to the amount after application of weighting factors.
[3] Corresponds to the Available Stable Funding (ASF) or Required Stable Funding (RSF).

R$ thousand	Total Adjusted Value 12/31/2020 [1]	Total Adjusted Value 09/30/2020 [1]
Total Available Stable Funding (ASF)	956,032,752	932,718,356
Total Required Stable Funding (RSF)	758,907,175	754,385,773
NSFR (%)	**126.0%**	**123.6%**

[1] Corresponds to the amount calculated after application of the weighting factors and limits set forth in BACEN Circular 3,869.

Itaú Unibanco has an Available Stable Funding (ASF) amounted to R$ 956.0 billion in the fourth quarter, mainly composed of Capital, Retail Funding and Wholesale. In addition, the Required Stable Funding (RSF) amounted to R$ 758.9 billion in the fourth quarter, which are mostly composed of loans and financing granted to wholesale, retail, central economies and central bank operations.

The table shows that the NSFR at the end of the quarter is 126.0%, above the limit of 100%, and therefore the institution has Available Stable Funding to support the Required Stable Funding comfortably in the long-term, according to the metric.

22

Itaú Unibanco

Risk and Capital Management – Pillar 3 Credit Risk CRA: Qualitative information on credit risk management Itaú Unibanco defines credit risk as the risk of loss associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s, issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs. The management of credit risk is intended to preserve the quality of the loan portfolio at levels compatible with the institution’s risk appetite for each market segment in which Itaú Unibanco operates. The governance of credit risk is managed through corporate bodies, which report to the Board of Directors or to the Itaú Unibanco executive structure. Such corporate bodies act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies, and approving these actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional and supplementary policies on credit risk management, are also function of this structure. Itaú Unibanco manages the credit risk to which it is exposed during the entire credit cycle, from before approval, during the monitoring process and up to the collection or recovery phase. There is a credit risk management and control structure, centralized and independent of the business units which defines operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control the credit risk inherent to all products, portfolio concentrations and impacts to potential changes in the economic environment. Such structure is subjected to internal and external auditing processes. The credit’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country. The key assignments of the business units are (i) monitoring of the portfolios under their responsibility, (ii) granting of credit, taking into account current approval levels, market conditions, the macroeconomic prospects and changes in markets and products, and (iii) credit risk management aimed at making the business sustainable. Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates and allocated economic capital, among others; and also take into account external factors such as: interest rates, market default indicators, inflation and changes in consumption, among others. With respect to individuals, small and medium companies, credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom Itaú Unibanco already has a relationship) models. For large companies, classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits. Itaú Unibanco also strictly controls credit exposure to clients and counterparties, acting to reverse occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require additional collateral. To measure credit risk, Itaú Unibanco takes into account the probability of default by the borrower, issuer or counterparty, the estimated amount of exposure in the event of default, past losses from default and concentration of borrowers. Quantifying these risk components is part of the lending process, portfolio management and definition of limits. The models used by Itaú Unibanco are independently validated, to ensure that the databases used in constructing the models are complete and accurate, and that the method of estimating parameters is adequate. Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, described in item “Other Risks”. 23 Itaú Unibanco

Risk and Capital Management – Pillar 3 In compliance with CMN Resolution 4,557, the document “Public Access Report—Credit Risk,” which describes the guidelines established in the institutional ruling on credit risk control, can be viewed on the website www.itau.com.br/investor-relations, section “Itaú Unibanco”, under “Corporate Governance”, “Rules and Policies”, “Reports”. CR1: Credit Quality of Assets R$ million 12/31/2020 Gross carrying values of Allowances, Unearned Revenues and ECL Defaulted Non- defaulted Net values (a+b-c) accounting provision exposures (a) exposures (b) (c) Loans 23,157 792,765 132,868 683,054 Debt Securities 825 396,503 (702) 398,030 in which: Sovereigns- 248,368 (3,846) 252,214 in which: Other Debts 825 148,135 3,144 145,816 Off-balance sheet exposures- 390,805 754 390,051 Total 23,982 1,580,073 132,920 1,471,135 CR2: Changes in Stock of defaulted loans and debts securities R$ million Total Defaulted loans and debt securities at end of the previous reporting period (06/30/2020) 28,241 Loans and debt securities that have defaulted since the last reporting period 15,672 Amount returned to non-defaulted status (2,865) Amount written off (13,600) Other changes (3,466) Defaulted loans and debt securities at end of the reporting period (12/31/2020) 23,982 CRB: Additional disclosure related to the credit quality of assets Credit risk mitigation The tables below contain additional disclosure related to the credit quality exposures reported in the table CR1. Where is informed breakdown of exposures by geographical area, industry and defaulted exposures. In addition, the total exposures by residual maturity by delay range, the total of restructured exposures and the percentage of the ten and one hundred largest exposures are reported. 24 Itaú Unibanco

Risk and Capital Management – Pillar 3

Exposure by industry

Total Exposure

R$ million	12/31/2020	
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Companies	**915,606**	**952,530**
Public sector	**316,156**	**312,028**
Energy	4,047	4,048
Petrochemical and Chemical	3,081	2,993
Sundry	309,028	304,986
Private sector	**599,449**	**640,502**
Sugar and Alcohol	9,270	9,677
Agribusiness and Fertilizers	25,690	26,544
Food and Beverage	29,630	30,816
Banks and Other Financial Institutions	58,576	58,921
Capital Assets	9,357	9,845
Pulp and Paper	3,316	3,406
Electronic and IT	12,712	13,415
Packaging	4,138	4,388
Energy and Sewage	37,033	36,489
Education	6,560	6,921
Pharmaceuticals and Cosmetics	17,012	17,560
Real Estate Agents	41,853	44,794
Entertainment and Tourism	11,680	13,860
Wood and Furniture	6,232	6,778
Construction Material	8,322	9,022
Steel and Metallurgy	13,666	14,405
Media	1,241	1,280
Mining	10,111	10,365
Infrastructure Work	14,545	16,514
Oil and Gas	11,055	11,604
Petrochemical and Chemical	17,634	18,244
Health Care	10,131	10,548
Insurance and Reinsurance and Pension Plans	197	201
Telecommunications	10,370	10,565
Clothing and Footwear	6,487	7,295
Trading	3,037	3,193
Transportation	35,017	37,311
Domestic Appliances	4,211	4,292
Vehicles and Autoparts	26,004	27,271
Third Sector	3,779	3,815
Publishing and Printing	2,755	3,120
Commerce - Sundry	42,671	45,727
Industry - Sundry	12,647	12,747
Sundry Services	58,617	66,820
Sundry	33,892	42,748
Individuals	**555,529**	**651,524**
Total	**1,471,135**	**1,604,054**

Total defaulted loans and debt securities

R$ million	12/31/2020	
	Portfolio	
	Defaulted Exposures	Expected Credit Loss
Companies	**5,682**	**2,579**
Public sector	-	-
Energy	-	-
Petrochemical and Chemical	-	-
Sundry	-	-
Private sector	**5,682**	**2,579**
Sugar and Alcohol	134	71
Agribusiness and Fertilizers	158	122
Food and Beverage	236	146
Banks and Other Financial Institutions	62	27
Capital Assets	62	37
Pulp and Paper	17	7
Electronic and IT	122	57
Packaging	7	4
Energy and Sewage	7	(1)
Education	55	33
Pharmaceuticals and Cosmetics	128	79
Real Estate Agents	488	388
Entertainment and Tourism	426	212
Wood and Furniture	123	81
Construction Material	103	63
Steel and Metallurgy	159	(24)
Media	4	2
Mining	15	10
Infrastructure Work	141	126
Oil and Gas	60	30
Petrochemical and Chemical	73	45
Health Care	24	12
Insurance and Reinsurance and Pension Plans	-	-
Telecommunications	28	23
Clothing and Footwear	326	63
Trading	87	72
Transportation	224	143
Domestic Appliances	15	8
Vehicles and Autoparts	190	112
Third Sector	1	-
Publishing and Printing	70	34
Commerce - Sundry	685	388
Industry - Sundry	16	10
Sundry Services	1,317	232
Sundry	121	(33)
Individuals	**18,299**	**9,631**
Total	**23,982**	**12,209**

Exposure by remaining maturity

R$ million									12/31/2020
Remaining maturities of transactions (Net values) [1]					Remaining maturities of transactions (Gross values) [1]				
up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	Total
341,274	96,369	433,089	278,468	1,149,200	369,040	98,978	491,622	321,951	1,281,591

[1] Do not consider the amount of credits to be released.

Overdue exposures

R$ million	12/31/2020
	Gross Portfolio
	Overdue amounts [1]
Less than 30 days	5,188
31 to 90 days	12,673
91 to 180 days	11,249
181 to 365 days	11,036
above 365 days	1,696
Total	**41,842**

[1] According to Circular Letter 4,068, the table follows the same scope as table CR1.

25

Itaú Unibanco

Risk and Capital Management – Pillar 3

Exposure by geographical area in Brazil and by country

Total Exposure

R$ million	12/31/2020	
	Portfolio	
	Total Exposure (Net values)	Total Exposure (Gross values)
Southeast	642,900	721,745
South	98,690	113,022
North	16,925	21,753
Northeast	80,266	96,517
Midwest	44,111	51,513
National territory[1]	1,038,924	1,153,362
Brazil	**1,135,107**	**1,252,883**
Argentina	5,915	6,365
Chile	179,153	185,353
Colombia	45,968	53,304
United States	20,192	20,421
Paraguay	14,345	14,615
United Kingdom	19,150	19,377
Swiss	3,330	3,330
Uruguay	21,935	22,305
Other	26,040	26,102
Foreign	**336,028**	**351,171**
Total	**1,471,135**	**1,604,054**

(1) Considers Brazilian treasury bonds.

Total defaulted loans and debt securities

R$ million	12/31/2020	
	Portfolio	
	Defaulted exposures	Expected Credit Loss
Southeast	13,474	6,240
South	2,490	1,152
North	636	314
Northeast	3,353	1,967
Midwest	1,337	690
National territory[1]	20,465	10,891
Brazil	**21,290**	**10,362**
Argentina	36	26
Chile	1,856	1,251
Colombia	582	394
United States	-	-
Paraguay	83	65
United Kingdom	-	-
Swiss	-	-
Uruguay	128	104
Other	7	7
Foreign	**2,692**	**1,847**
Total	**23,982**	**12,209**

Largest debtors exposures

R$ million		12/31/2020
Loans, Debt Securities and Off-balance sheet exposures (CR1)[(1)]	**Exposure**	**% of portfolio**
10 largest debtors	326,047	22.2%
100 largest debtors	458,734	31.2%

(1) According to Circular Letter 4,068, the table follows the same scope as table CR1, in which the exposure value considers sovereign debt securities.

Restructured exposures

R$ million		12/31/2020
	Overdue	**Others**
Restructured Exposures	3,892	18,955

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Itaú Unibanco

Risk and Capital Management – Pillar 3

CRC: Qualitative disclosure related to Credit Risk Mitigation techniques

Itaú Unibanco uses guarantees to increase its recovery capacity in operations subject to credit risk. The guarantees used can be personal, real, legal structures with mitigating power and offsetting agreements.

For guarantees to be considered as credit risk mitigating instruments, they must comply with the requirements and rules that regulate them, whether internal or external, and they must be legally exercisable (effective), enforceable and regularly evaluated. For real guarantees, legal structures with mitigating power and offsetting agreements, the mitigation is based on methodologies established and approved by the business units responsible for the management of credit risk and the centralized area of credit risk control. Such methodologies consider factors related to the legal enforceability of guarantees, the necessary costs and the expected value in the execution, taking into account the volatility and liquidity of the market. Additionally, the concentration of these instruments in the loan portfolio is regularly monitored.

Itaú Unibanco also uses credit derivatives to mitigate the credit risk of its securities portfolios. These instruments are priced based on models that use the fair price of market variables, such as credit spreads, recovery rates, correlations and interest rates.

The information related to the possible concentration associated with credit risk mitigation considers different mitigating instruments, segregating by type and by provider. For reasons of confidentiality, the institution determines the non-disclosure of information beyond the classification of the type of guarantor, but ensuring adherence to general requirements.

Regarding to real guarantees, it is segregated by type:

- Financial collaterals
- Bilateral contracts
- Assets

Regarding to personal guarantees, it is segregated by provider:

- Legal entities (Public and private companies)
- Multilateral Development Entities (EMD)
- Financial Institution
- Sovereigns
- National Treasury or Central Bank

Regarding derivatives, it is segregated by provider:

- Legal entities
- Multilateral Development Entities (EMD)
- Financial Institution
- Sovereigns

CR3: Credit Risk mitigation techniques – overview [1]

R$ million — 12/31/2020

	Unsecured Exposures	Secured Exposures	Exposures secured by collateral	Exposures secured by financial guarantees	Exposures secured by credit derivatives
Loans	600,583	74,089	6,360	67,729	-
Debt securities	391,736	490	490	-	-
Off-balance sheet exposures	120,349	4,039	670	3,369	-
Other Exposures	349,927	4,888	4,888	-	-
Total	**1,462,595**	**83,506**	**12,408**	**71,098**	**-**
Of which defaulted	4,610	133	-	133	-

[1] The mitigating instruments contemplated in this table are those foreseen in BACEN Circular 3,809.

27

Itaú Unibanco

Risk and Capital Management – Pillar 3 Increase in the exposure to credit granting observed in retail and real estate and in the secured exposure due to the increase of credit in government incentive programs (COVID-19 scenario). In debt securities, the greatest variation was in exposures to sovereigns and their central banks. CR4: Standardized Approach – Credit Risk exposure and credit risk mitigation effects R$ million 12/31/2020 Exposures before CCF and CRM Exposures post-CCF and CRM RWA and RWA density Off- balance On- balance Off- balance On- balance Off- balance Asset classes RWA (e) sheet amount sheet amount (a) sheet amount (b) sheet amount (c) sheet amount (d) [e/(c+d)] Sovereigns and their central banks507,625— 507,625— 14,353 3% Non-central government public sector entities4,637— 4,623— 3,775 82% Multilateral development banks293— 293—— 0% Banks and other Financial Institutions authorized by Brazil Central Bank109,7134,074109,7131,72942,053 38% Corporates368, 300113, 535368,31462,250378,285 88% Regulatory retail portfolios250,130267,834250,13056,919210,878 69% Secured by residential property83,6702,21583,6702,21530,897 36% Secured by commercial real estate147169147169158 50% Equity stake23,342— 23,342— 22,796 98% Other assets73,8562,17473,8561,10674,958 100% Total1,421,713390,0011,421,713124,388778,153 50% CR5: Standardized Approach – exposures by asset classes and risk weights R$ million Risk weight (FPR) 12/31/2020 Total credit exposures Asset classes 0% 10% 20% 35% 50% 75% 85% 100% Others amount (post CCF and post-CRM) Sovereigns and their central banks 484,367—1,841—16,229 — 3,824 1,364 507,625 Non-central government public sector entities 24—25—398—4,032 144—4,623 Multilateral development banks 293 — — — — 293 Banks and other Financial Institutions authorized by Brazil Central Bank 967—46,693 3,100 58,104 — 2,578—111,442 Corporates 9,089 —— 15,285—232,253 172,749 1,188 430,564 Regulatory retail portfolios 8,849 —— 43,082 251,572 — 3,546 307,049 Secured by residential property —— 80,392 5,426 ——67 85,885 Secured by commercial real estate — — 316 — — 316 Equity stake — — — 3,636 19,706—23,342 Other assets 7 — — — 74,955—74,962 Total 503,596—48,559 83,492 138,840 251,572 239,921 273,956 6,165 1,546,101 Increase in the total exposure, mainly observed in retail exposures, highlighting cards and real estate, and sovereign and respective central banks in securities. 28 Itaú Unibanco

Risk and Capital Management – Pillar 3

Counterparty Credit Risk (CCR)

CCRA: Qualitative disclosure related to CCR

Counterparty credit risk is the possibility of noncompliance with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk. It encompasses derivative financial instruments, settlement pending transactions, securities lending and repurchase transactions.

Itaú Unibanco has well-defined rules for calculating its exposure to this risk, and the models designed are used both for controlling the use of counterparty limits and for allocating capital. For derivatives, Itaú Unibanco also uses the potential credit risk (PCR), interpreted as the value of the potential financial exposure that a transaction can attain upon maturity. The risk may be mitigated by the use of margin call, initial margin or other mitigating instrument.

Currently, Itaú Unibanco does not have impact in the amount of collateral that the bank would be required to provide given a credit rating downgrade. The counterparty credit risk exposures are presented as follows.

CCR1: Analysis of CCR exposures by approach

R$ million					12/31/2020
	Replacement cost	Potential future exposure	Multiplier applied to the calculation of EAD	EAD post mitigation	RWA
SA-CCR Approach	19,382	6,601	1.4	36,376	26,787
CEM Approach	-	-		-	-
Simple Approach for CCR mitigation (for SFTs and asset loans)				-	-
Comprehensive Approach for CCR mitigation (for SFTs and asset loans)				532,229	14,000
Total					**40,787**

CCR3: Standardized approach – CCR exposures by regulatory portfolio and risk weights

R$ million	Risk weight (FPR)									12/31/2020
Counterparties	**0%**	**10%**	**20%**	**50%**	**75%**	**85%**	**100%**	**150%**	**Others**	**Total**
Sovereigns	188,730	-	-	-	-	-	-	-	-	188,730
Non-central government public sector entities	-	-	2	-	-	36	5	-	-	43
Multilateral development banks	4,500	-	-	-	-	-	-	-	-	4,500
Banks and other Financial Institutions authorized by Brazil Central Bank	77,736	-	1,097	19,656	-	-	16	-	-	98,505
Corporates	241,829	-	-	-	-	16,376	15,982	-	-	274,187
Regulatory retail portfolios	-	-	-	-	-	-	-	-	-	-
Other Counterparties	1,818	-	-	72	-	-	750	-	-	2,640
Total	**514,613**	**-**	**1,099**	**19,728**	**-**	**16,412**	**16,753**	**-**	**-**	**568,605**

Reduction in the exposure of repurchase agreements in treasury bonds and the exposure of the SA-CCR approach due to the exchange rate variation in the period.

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Risk and Capital Management – Pillar 3

CCR5: Composition of collateral for CCR exposures

R$ million						12/31/2020
	Collateral used in derivative transactions				Collateral used in SFTs and asset loans	
	Fair value of collateral received		Fair value of posted collateral		Fair value of collateral received	Fair value of posted collateral
	Segregated	Unsegregated	Segregated	Unsegregated		
Cash - domestic currency	-	5,151	-	-	235,306	255,602
Cash - other currencies	-	-	114	12,184	2,363	6,988
Domestic sovereign debt	-	-	4,799	-	226,474	235,377
Government agency debt	-	-	7,002	-	1,659	2,198
Corporate bonds	-	-	1,423	-	24,375	221
Equity securities	-	-	-	-	1,292	14
Other collateral	-	-	858	-	-	8
Total	**-**	**5,151**	**14,196**	**12,184**	**491,469**	**500,408**

CCR6: CCR associated with credit derivatives exposures

R$ million		12/31/2020
	Protection bought	Protection sold
Notionals		
Single-name credit default swaps	3,705	8,501
Index credit default swaps	-	-
Total return swaps	-	7,854
Total notionals	**3,705**	**16,355**
Fair values	**42**	**38**
Positive fair value (asset)	56	100
Negative fair value (liability)	(14)	(62)

CCR8: CCR associated with Exposures to central counterparties

R$ million		12/31/2020
	EAD (post-CRM)	RWA
Exposures to qualifying CCPs (QCCPs total)		4,887
Exposures for trades at QCCPs (excluding initial margin and default fund contributions); of which	13,910	358
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	12,610	332
(iii) Securities financing transactions	1,292	26
(iv) Netting sets where cross-product netting has been approved	8	-
Segregated initial margin	-	
Non-segregated initial margin	17,281	4,511
Pre-funded default fund contributions	70	18
Exposures to non-QCCPs (total)		-
Exposures for trades at non-QCCPs (excluding initial margin and default fund contributions); of which	-	-
(i) over-the-counter (OTC) derivatives	-	-
(ii) Exchange-traded derivatives	-	-
(iii) Securities financing transactions	-	-
(iv) Netting sets where cross-product netting has been approved	-	-
Segregated initial margin	-	
Non-segregated initial margin	-	-
Pre-funded default fund contributions	-	-

Reduction in the exposure of the SA-CCR approach due to the exchange rate variation in the period.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Securitization Exposures

SECA: Qualitative disclosure requirements related to securitisation exposures

Currently, Itaú Unibanco occasionally coordinates the issuance of securities in the capital market aiming the securitization of its own assets. In 2020, there were operations in which credits that were accounted for in the balance sheet were totally or partially securitized. In these cases, credits from conglomerate clients were acquired and were subsequently securitized to institutional investors with an appetite for doing so.

Itaú Unibanco does not act as a sponsoring counterpart of any specific purpose company with the objective of operating in the securitization market, nor does it manage entities that acquire securities issued or originated by their own.

In relation to accounting, it should be noted that (i) assets representing third-party securitizations are accounted for as well as other assets owned by the Bank, according to the brazilian accounting standards; and (ii) securitization credits originating from Itaú Unibanco's own portfolio remain accounted for in cases of credit assignment with co-obligation.

In the first semester of 2020, credit assets were sold in the amount of R$ 1 billion, without substantial retained risks, to a Receivables Investment Fund. In the past 12 months, Itaú Unibanco did not assign exposures with substantial risk retention, which have been honored, repurchased or written-off as losses.

SEC1: Securitisation exposures in the banking book

R$ million									12/31/2020
	Bank acts as originator			Bank acts as sponsor			Banks acts as investor		
	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal	Traditional	Synthetic	Subtotal
Retail (total) - of which	-	-	-	-	-	-	158	-	158
residential mortgage	-	-	-	-	-	-	-	-	-
credit card	-	-	-	-	-	-	150	-	150
other retail exposures	-	-	-	-	-	-	8	-	8
re- securitisation	-	-	-	-	-	-	-	-	-
Wholesale (total) - of which	-	-	-	-	-	-	1,000	-	1,000
loans to corporates	-	-	-	-	-	-	1,000	-	1,000
commercial mortgage	-	-	-	-	-	-	-	-	-
lease and receivables	-	-	-	-	-	-	-	-	-
other wholesale	-	-	-	-	-	-	-	-	-
re- securitisation	-	-	-	-	-	-	-	-	-

SEC2: Securitisation exposures in the trading book

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC2.

SEC3: Securitisation exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor

In Itaú Unibanco's current securitization portfolio, there are no exposures to be reported in table SEC3.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

SEC4: Securitisation exposures in the banking book and associated capital requirements – bank acting as investor

R$ million											12/31/2020
	Exposure values (by risk weight bands)					Exposure values (by regulatory approach)		RWA (by regulatory approach)		Capital Requirements	
	≤20%	20% < FPR < 50%	50% ≤ FPR < 100%	100% ≤ FPR < 1.250%	1250%	Standardized approach	1250%	Standardized approach	1250%	Standardized approach	1250%
Total exposures	-	1,000	-	150	8	1,150	8	1,412	94	113	8
Traditional securitisation	-	1,000	-	150	8	1,150	8	1,412	94	113	8
Of which securitisation	-	1,000	-	150	8	1,150	8	1,412	94	113	8
Of which retail underlying	-	-	-	150	8	150	8	923	94	74	8
Of which wholesale	-	1,000	-	-	-	1,000	-	489	-	39	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-
Synthetic securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which securitisation	-	-	-	-	-	-	-	-	-	-	-
Of which retail underlying	-	-	-	-	-	-	-	-	-	-	-
Of which wholesale	-	-	-	-	-	-	-	-	-	-	-
Of which re- securitisation	-	-	-	-	-	-	-	-	-	-	-

Market Risk

MRA: Qualitative disclosure requirements related to market risk

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, including the risk of operations subject to variations in foreign exchange rates, interest rates, equity and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

The institutional policy for market risk is in compliance with Resolution 4,557 and establishes the management structure and market risk control, which has the function of:

- Provide visibility and comfort for all senior management levels that market risks assumed must be in line with Itaú Unibanco risk-return objectives;
- Provide a disciplined and well informed dialogue on the overall market risk profile and its evolution over time;
- Increase transparency as to how the business works to optimize results;
- Provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives; and
- Monitoring and avoiding the concentration of risks.

Market risk is controlled by an area independent of the business units, which is responsible for the daily activities: (i) measuring and assessing risk, (ii) monitoring stress scenarios, limits and alerts, (iii) applying, analyzing and stress testing scenarios, (iv) reporting risk to the individuals responsible in the business units, in compliance with Itaú Unibanco´s governance, (v) monitoring the measures needed to adjust positions and/or risk levels to make them viable, and (vi) supporting the secure launch of new financial products.

The market risk management framework categorizes transactions as part of either the Trading Book or the Baking Book, in accordance with general criteria established by CMN Resolution 4,557 and BACEN Circular 3,354. Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading. Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to balance sheet management, are intended to be either held to maturity, or sold in the medium and in the long term.

The market risk management is based on the following key metrics:

- Value at Risk (VaR): a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence interval;
- Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective and historic scenarios);

32

Itaú Unibanco

Risk and Capital Management – Pillar 3

- Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
- Concentration: cumulative exposure of certain financial instrument or risk factor calculated at market value ("MtM - Mark to Market"); and
- Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current trading portfolio, taking into consideration the observable returns in historical scenarios of extreme volatility.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

- Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
- Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates; and
- Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

In an attempt to fit the transactions into the defined limits, Itaú Unibanco hedges its client transactions and proprietary positions, including investments overseas. Derivatives are the most commonly used instruments for carrying out these hedging activities, and can be characterized as either accounting or economic hedge, both of which are governed by institutional regulations at Itaú Unibanco.

The structure of limits and alerts is in alignment with the board of directors' guidelines, being reviewed and approved on an annual basis. This structure extends to specific limits and is aimed at improving the process of risk monitoring and understanding as well as preventing risk concentration. Limits and alerts are calibrated based on projections of future balance sheets, stockholders' equity, liquidity, complexity and market volatility, as well as the Itaú Unibanco's risk appetite.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

Itaú Unibanco uses proprietary systems to measure the consolidated market risk. The processing of these systems takes place in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

MR1: Market risk under standardized approach

R$ million	12/31/2020
Risk factors	RWA_{MPAD}
Interest Rates	**29,487**
Fixed rate denominated in reais (RWA_{JUR1})	2,786
Foreign exchange linked interest rate (RWA_{JUR2})	14,280
Price index linked interest rate (RWA_{JUR3})	12,421
Interest rate linked interest rate (RWA_{JUR4})	-
Stock prices (RWA_{ACS})	**663**
Exchange rates (RWA_{CAM})	**1,865**
Commodity prices (RWA_{COM})	**2,336**
Total	**34,351**

The decrease in the Market Risk-Weighted Assets under the standardized approach (RWA_{MPAD}) was mainly due to a lower exposure to Interest Rates (nominal and real) in the international units.

33

Itaú Unibanco

Risk and Capital Management – Pillar 3 MRB: Qualitative disclosures on market risk in the Internal Models Approach (IMA) In the internal models approach, the stressed VaR and VaR models are used. These models are applied to operations in the Trading Book and Banking Book. For the Trading Book, the risk factors considered are: interest rates, inflation rates, exchange rates, stocks and commodities. For the Banking Book, exchange rates and commodities are considered. The VaR and stressed VaR models are used in the companies of the prudential conglomerate that are presented in the following table: Institution Model considered for Market Risk Aj Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR Banco Investcred Unibanco S.A. VaR and Stressed VaR Banco Itaú Argentina S.A. VaR and Stressed VaR Banco Itaú BBA S.A. VaR and Stressed VaR Banco Itaú Consignado S.A. VaR and Stressed VaR Banco Itaú Veículos S.A. VaR and Stressed VaR Banco ItauBank S.A. VaR and Stressed VaR Banco Itaucard S.A. VaR and Stressed VaR Banco Itauleasing S.A. VaR and Stressed VaR Dibens Leasing S.A.—Arrendamento Mercantil VaR and Stressed VaR Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento VaR and Stressed VaR Fundo Crédito Universitário FIDC I VaR and Stressed VaR Fundo Crédito Universitário FIDC II VaR and Stressed VaR Fundo De Invest Dir Creditórios Não Padron NPL II VaR and Stressed VaR Fundo de Investimento em Direitos Creditórios Não-Padronizados Barzel VaR and Stressed VaR Fundo Fortaleza de Investimento Imobiliário VaR and Stressed VaR Fundo Kinea Ações VaR and Stressed VaR Goal Performance VaR and Stressed VaR Goal Performance II VaR and Stressed VaR Hipercard Banco Múltiplo S.A. VaR and Stressed VaR Intrag Distribuidora de Títulos e Valores Mobiliários Ltda. VaR and Stressed VaR Iresolve Companhia Securitizadora de Créditos Financeiros S.A. VaR and Stressed VaR Itaú Administradora de Consórcios Ltda. VaR and Stressed VaR Itaú Bank & Trust Bahamas Ltd. VaR and Stressed VaR Itaú Bank & Trust Cayman Ltd. VaR and Stressed VaR Itaú Bank, Ltd. VaR and Stressed VaR Itaú BBA USA Securities Inc. VaR and Stressed VaR Itaú Cia. Securitizadora de Créditos Financeiros VaR and Stressed VaR Itaú Corretora de Valores S.A. VaR and Stressed VaR Itaú Distribuidora de Títulos e Valores Mobiliários S.A. VaR and Stressed VaR Itaú Kinea Private Equity Multimercado Fundo de Investimento em Cotas de Fundos de Investimento Crédito Privado VaR and Stressed VaR Itaú Unibanco Holding S.A. VaR and Stressed VaR Itaú Unibanco Holding S.A., Grand Cayman Branch VaR and Stressed VaR Itaú Unibanco S.A. VaR and Stressed VaR Itaú Unibanco S.A., Grand Cayman Branch VaR and Stressed VaR Itaú Unibanco S.A., Nassau Branch VaR and Stressed VaR Itaú Unibanco Veículos Administradora de Consórcios Ltda. VaR and Stressed VaR Itaú Valores S.A. VaR and Stressed VaR Itauvest Distribuidora de Títulos e Val. Mobiliários S.A. VaR and Stressed VaR ITB Holding Ltd. VaR and Stressed VaR Kinea Ações Fundo de Investimento em Ações VaR and Stressed VaR Kinea Ações Fundo de Investimento em Cotas de Fundos de Investimento em Ações VaR and Stressed VaR Kinea CO-investimento Fundo de Investimento Imobiliario VaR and Stressed VaR Kinea I Private Equity FIP Multiestrategia VaR and Stressed VaR Kinea II Macro Fundo de Investimento Multimercado Crédito Privado VaR and Stressed VaR Kinea KP Fundo de Investimento Multimercado Crédito Privado VaR and Stressed VaR Kinea Oportunidade FI RF Credito Privado VaR and Stressed VaR Kinea Ventures FIP VaR and Stressed VaR Licania Fund Limited VaR and Stressed VaR Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento VaR and Stressed VaR Microinvest S.A. Soc. de Crédito a Microempreendedor VaR and Stressed VaR Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior VaR and Stressed VaR RedeCard S.A. VaR and Stressed VaR RT Itaú DJ Títulos Públicos Fundo de Investimento Renda Fixa Referenciado DI VaR and Stressed VaR RT Scala Renda Fixa—Fundo de Investimento em Cotas de Fundos de Investimento VaR and Stressed VaR RT Voyager Renda Fixa Crédito Privado—Fundo de Investimento VaR and Stressed VaR Itaú Unibanco, for regulatory purposes, uses the historical simulation methodology to calculate the VaR and Stressed VaR. This methodology uses the returns observed in the past to calculate the gains and losses of a portfolio over time, with a 99% confidence interval and a holding period of at least 10 days. On 12/31/2020, VaR represented 45% of the capital requirement, while the stressed VaR represented 55%. The same methodology 34 Itaú Unibanco

Risk and Capital Management – Pillar 3 is used for management purposes, that is, there are no differences between the managerial and regulatory models. In relation to the VaR model, the historical returns are daily updated. Itaú Unibanco uses in its VaR model both the unweighted approach, in which historical data have the same weight, and the weighted by the volatility of returns. For the calculation of volatilities, the Exponentially Weighted Moving Average method is used. The Historical VaR methodology with 10-day maintenance periods assumes that the expected distribution for possible losses and gains for the portfolio can be estimated from the historical behavior of the returns of the market risk factors to which this portfolio is exposed. The returns observed in the past are applied to current operations, generating a distribution of probability of losses and simulated gains that are used to estimate the Historical VaR, according to the 99% confidence level and using a historical period of 1,000 days. Losses and gains from linear operations are calculated by multiplying mark-to-market by returns, while non-linear operations are recalculated using historical returns. The returns used in simulating the movements of risk factors are relative. Regarding the Stressed VaR model, the calculation is performed for a time horizon of 10 working days, considering the 99% confidence level and simple returns in the historical period of one year. The historical stress period is periodically calculated for the period since 2004 and can be revised whenever deemed necessary. This can occur when the composition of Itaú Unibanco’s portfolios changes significantly, when changes are observed in the results of the simulation of historical returns or when a new market crisis occurs. Losses and gains from linear operations are calculated by multiplying mark to market by returns, while nonlinear operations are recalculated using historical returns. In addition to the use of VaR, Itaú Unibanco carries out daily risk analysis in extreme scenarios through a diversified framework of stress tests, in order to capture potential significant losses in extreme market situations. The scenarios are based on historical, prospective crises and predetermined shocks in risk factors. One factor that has a great influence on the results of the tests, for example, is the correlation between the assets and the respective risk factors, and this effect is simulated in several ways in the various scenarios tested. In order to identify its greatest risks and assist in the decision-making of treasury and senior management, the results of stress tests are assessed by risk factors, as well as on a consolidated basis. The effectiveness of the VaR model is proven by backtesting techniques, by comparing hypothetical and actual daily losses and gains, with the estimated daily VaR, according to BACEN Circular 3,646. The number of exceptions to the established VaR limits must be compatible, within an acceptable statistical margin, with three different confidence intervals (99%, 97.5% and 95%), in three different historical windows (250, 500 and 750 working days). This includes nine different samples, therefore ensuring the statistical quality of the historical VaR hypothesis. Itaú Unibanco has a set of processes, which are periodically executed by the internal control teams, whose objective is to independently replicate the metrics that influence market risk capital by internal models. In addition to the results of the periodic processes, Itaú Unibanco assesses the process of measuring time horizons by risk factors and the estimate of the stress period for calculating the stressed VaR. The validation of the internal model includes several topics considered essential for the critical analysis of the model, such as, the evaluation of the model’s limitations, the adequacy of the parameters used in the volatility estimate and the comprehensiveness and reliability of the input data. MR2: RWA flow statements of market risk exposures under an IMA Exposures subject to market risk The following table presents the exposures subject to market risk in the internal models approach, for calculating the capital requirement. 35 Itaú Unibanco

Risk and Capital Management – Pillar 3

R$ million	VaR	Stressed VaR	Other	Total RWA_{MINT}
RWA_{MINT} - 09/30/2020	**3,106**	**7,139**	**14,069**	**24,314**
Movement in risk levels	1,034	(2,934)	-	(1,900)
Updates/changes to the internal model	-	-	-	-
Methodology and regulation	-	-	-	-
Acquisitions and disposals	-	-	-	-
Foreign exchange movements	315	1,152	-	1,467
Other	-	-	(1,519)	(1,519)
RWA_{MINT} - 12/31/2020	**4,455**	**5,357**	**12,550**	**22,362**

The decrease in RWA_{MINT} compared to the previous quarter was mainly due to the decrease in risk levels of the positions held by Itaú Unibanco.

MR3: IMA values for trading portfolios

The following table presents the VaR and stressed VaR values determined by the internal market risk models.

R$ million	12/31/2020
VaR (10 days, 99%)	
Maximum value	150
Average value	60
Minimum value	21
Quarter end	73
Stressed VaR (10 days, 99%)	
Maximum value	273
Average value	142
Minimum value	57
Quarter end	146

The quarter-end VaR and stressed VaR increased when compared to the previous quarter due to increased exposure to foreign currencies and equities.

MR4: Comparison of VaR estimates with gains/losses

Backtesting

The effectiveness of the VaR model is validated by backtesting techniques, comparing daily hypothetical and actual results with the estimated daily VaR. The daily VaR is calculated over a one-day maintenance horizon, according to the 99% confidence level and using a historical period of 1,000 days. The percentage of capital requirement associated with this model is 100%.

The backtesting analysis presented below considers the ranges suggested by the Basel Committee on Banking Supervision (BCBS). The ranges are divided into:

- Green (0 to 4 exceptions): backtesting results that do not suggest any problem with the quality or accuracy of the adopted models;
- Yellow (5 to 9 exceptions): intermediate range group, which indicates an early warning monitoring and may indicate the need to review the model; and
- Red (10 or more exceptions): need for improvement actions.

The following chart shows the comparison between VaR and actual and hypothetical results.

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Itaú Unibanco

Risk and Capital Management – Pillar 3


VaR, actual and hypothetical P&L comparison
R$ Millions
100
50
0
-50
-100
-150
Jan-20
Feb-20
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Hypothetical P&L
Actual P&L
VaR
Exceptions for hypothetical losses
Exceptions for actual losses

The Backtesting presented two exceptions in relation to the hypothetical results and two exceptions in relation to the actual results in the period. This number of exceptions falls within the green range.

The exceptions in relation to the hypothetical result occurred on 03/09/2020 and 03/11/2020, in the amounts of R$ 48.5 million and R$ 4.5 million, respectively. These excesses were caused by the increased level of market volatility due to the COVID-19 pandemic.

Regarding the actual result, the exceptions occurred on 03/09/2020 and 03/12/2020, in the amounts of R$ 68.3 million and R$ 32.7 million, respectively. These excesses were caused by the increased level of market volatility due to the COVID-19 pandemic.

The actual results do not include fees, brokerage fees and commissions. There are no profit reserves.

Total Exposure associated with Derivatives

The main purpose of the derivative positions is to manage risks in the Trading Book and in the Banking Book in the corresponding risk factors.

Derivatives: Trading + Banking

R$ million — 12/31/2020

	With Central Counterparty				Without Central Counterparty			
	Onshore		Offshore		Onshore		Offshore	
Risk Factors	Long	Short	Long	Short	Long	Short	Long	Short
Interest Rates	108,541	(171,477)	16,594	(15,781)	35,984	(38,794)	70,841	(154,573)
Foreign Exchange	182,060	(172,071)	66,153	(66,954)	27,306	(29,905)	344,533	(334,668)
Equities	7,317	(9,241)	1,799	(209)	34	(4,760)	-	-
Commodities	2,128	(2,249)	-	(10)	126	-	-	-

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Itaú Unibanco

Risk and Capital Management – Pillar 3 IRRBBA: IRRBB risk management objectives and policies BACEN’s (Central Bank of Brazil) Circular 3,876, published in January 2018, states on methodologies and procedures for evaluation of the capital adequacy, held to cover interest rates risk from instruments held in the banking book. For the purposes of this Circular, are defined: • ?EVE (Delta Economic Value of Equity) is defined as the difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario, and the present value of the sum of repricing flows of the same instruments in an interest-rate shocked scenario; • ?NII (Delta Net Interest Income) is defined as the difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario, and the result of financial intermediation of the same instruments in an interest-rate shocked scenario. The sensibility analysis introduced here are just a static evaluation of the portfolio interest rate exposure, and, therefore, don´t consider the dynamic management of the treasury desk and risk control areas, which hold the responsibility for measures to mitigate risk under an adverse situation, minimizing significant losses. Moreover, it is highlighted, though, the results presented do not translate into accountable or economic results for certain, because this analysis has, only, an interest rate risk disclosure purpose and to demonstrate the principle protection actions, considering the instruments fair value, apart from any accounting practices adopted by Itaú Unibanco. The institution uses an internal model to measure ?EVE and ?NII. ?EVE results do not represent immediate impact in the stockholders’ equity. Meanwhile, ?NII results indicate potential volatility in the projected interest rates results. In compliance with the circular 3,876, the following demonstrates qualitative and quantitative details of risk management for IRRBB in Itaú Unibanco. Framework and Treatment Interest rate risk in the banking book refers to the potential risk of impact on capital sufficiency and/or on the results of financial intermediation due to adverse movements in interest rates, taking into account the principal flows of instruments held in the banking book. The main point of assets and liabilities management is to maximize the risk-return ratio of positions held in the banking book, taking into account the economic value of these assets/liabilities and the impact on actual and future bank’s results. The interest rate risk managing on transactions held in the banking book occurs within the governance and hierarchy of decision-making bodies and under a limits structure and alerts approved specifically for these purpose, which is sensitive due to different levels and classes of market risk. The management structure of IRRBB has it owns risk policies and controls intended to ensure adherence to the bank’s risk appetite. The IRRBB framework has granular management limits for several other risk metrics and consolidated limits for ?EVE and ?NII results, besides the limits associated with stress tests. The asset and liability management unit is responsible for managing timing mismatches between asset and liability flows, and minimizes interest rate risk by through strategies as economic hedge and accounting hedge. All the models associated with IRRBB have a robust independent validation process and are approved by a CTAM (Technical Model Assessment Commission). In addition, all the models and processes are assessed by internal audit. The interest rate risk framework in the banking book uses management measurements that are calculated daily for limit control. The ?EVE and ?NII metrics are calculated according to the risk appetite limits and the other risk metrics in terms of management risk limits. In the process of managing interest rate risk of the banking book, transactions subject to automatic options are calculated according to internal market models which split the products, as far as possible, into linear and non- 38 Itaú Unibanco

Risk and Capital Management – Pillar 3 linear payoffs. The linear payoffs are treated similarly to any other instruments without options, and for nonlinear payoffs an additional value is computed and added on the ?EVE and ?NII metrics. In general terms, transactions subject to behavioral options are classified as deposits with no contractual maturity date defined or products subject to early repayment. Non-maturity deposits are classified according to their nature and stability to guarantee compliance with regulatory limits. A survival analysis model treats the products subject to pre-payment, using the historical dataset to calibrate its parameters. The instruments flows with homogeneous characteristics are adjusted by specific models to reflect, in the most appropriate way, the repricing flows of the instruments. The banking book consists of asset and liability transactions originating in different commercial channels (retail and wholesale) of Itaú Unibanco. The market risk exposures inherent in the banking book consists of various risk factors, which are primary components of the market in price formation. IRRBB also includes hedging transactions intended to minimize risks deriving from strong fluctuations of market risk factors and their accounting asymmetries. Market risk generated from structural mismatches is managed by a variety of financial instruments, such as exchange-traded and over-the-counter derivatives. In some cases, operations using derivative financial instruments can be classified as accounting hedges, depending on their risk and cash flow characteristics. In these cases, the supporting documentation is analyzed to enable the effectiveness of the hedge and other changes in the accounting process to be continuously monitored. The accounting and administrative procedures for hedging are defined in BACEN Circular 3,082. The IRRBB model includes a series of premises: • ?EVE and ?NII are measured on the basis of the cash flows of the banking book instruments, broken down into their risk factors to isolate the effect of the interest rate and the spread components; • For non-maturity deposits, the models are classified according to their nature and stability and distributed over time considering the regulatory limits; • The institution uses survival analysis models to handle credit transactions subject to prepayment, and empirical models for transactions subject to early redemption; • The medium-term repricing attributed to non-maturity deposits is defined as 1.23 years; • The maximum-term repricing attributed to non-maturity deposits is defined as 32.08 years. The article 39 of the circular defines the need to publish ?EVE and ?NII, using the standard shock scenarios described in article 11. Itaú Unibanco has opted to an additional disclosure of the metrics above, considering the internal scenarios, because of the understanding that the standard approach shocks and is application are too conservative. The institution understands that is owns internal scenarios, defined by statistical methodologies, which consider the interest rate historical distribution behavior represent in a more appropriate way the potential risk embedded in the interest rates volatility. Additionally, internal model is more adherent with the way Itaú Unibanco manages its own risks. The table below are presented the main results due the change in the interest rates over the banking book in the standardized scenarios, and, also, in the internal scenarios. It is important to note that, following the normative rules, the potential losses are represented by positive values and potential gains by negative values (between parentheses). • Parallel Up: increasing in the short-term and in the long-term interest rates; • Parallel Down: decreasing in the short-term and in the long-term interest rates; • Short-term increase: increasing in the short-term interest rates; • Short-term reduction: decreasing in the short-term interest rates; • Steepener: decreasing in the short-term interest rates and increasing the in the long-term interest rates; 39 Itaú Unibanco

Risk and Capital Management – Pillar 3

- Flattener: increasing in the short-term interest rates and decreasing the in the long-term interest rates;

Potential Loss of Instruments Classified in the Banking Book arising from Interest Rate Variation Scenarios[1]
(Losses are represented by positive values, while gains are represented by negative values (between parentheses))

R$ million	12/31/2020				12/31/2019			
	ΔEVE		ΔNII		ΔEVE		ΔNII	
Scenarios	Standard [2] Shocks	Internal [3] Shocks	Standard [2] Shocks	Internal [3] Shocks	Standard [2] Shocks	Internal [3] Shocks	Standard [2] Shocks	Internal [3] Shocks
Parallel Up	7,434	4,211	(1,278)	(1,010)	8,903	4,635	450	163
Parallel Down	(9,304)	(1,899)	1,574	986	(11,308)	(4,500)	(645)	(322)
Short rate Up	5,536	2,900			7,509	3,766		
Short rate Down	(6,138)	(1,300)			(7,997)	(3,488)		
Steepener	(1,518)	(456)			(3,033)	(1,388)		
Flattener	2,874	789			4,220	2,019		
Maximum	**7,434**	**4,211**	**1,574**	**986**	**8,903**	**4,635**	**450**	**163**
Tier I	**137,157**				**128,696**			

[1] *Losses in variation measurements are shown as positive values, as per Art. 13 §3º of Circular 3,876.*
[2] *Values are calculated using internal models and standard regulatory shocks, as per Art. 39 §1º II of Circular 3,876.*
[3] *Values are calculated using internal models and shocks , as per Art. 7º of Circular 3,876.*

The maximum variation of ΔEVE, with internal shocks, was R$ 4,211 millions as of December 31, 2020, considering the Parallel Up Scenario shocks, a decrease of 9.1% when compared to December 31, 2019.

For the outlier test, the maximum variation of the ΔEVE, with standardized shocks was R$ 7,434 million as of December 31, 2020, corresponding to a potential loss of 5.42% of Tier I, which is less than 15% - percentage that defines the institution as outlier (according to Art. 44 of Circular 3,876).

The ΔNII, with internal shocks, for a horizon of a year, has maximum loss of R$ 986 million in the Parallel Down Scenario.

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Itaú Unibanco

Risk and Capital Management – Pillar 3

Remuneration of Directors

REMA: Compensation Policy

Compensation Committee

It is incumbent upon the Compensation Committee to promote discussions on our management compensation-related matters. Its duties include, but are not limited to: developing a compensation policy for our management, proposing to the Board of Directors the many forms of fixed and variable compensation, in addition to special benefits and recruitment and termination programs; discussing, examining and overseeing the implementation and operation of existing compensation models, discussing general principles of the compensation policy for our employees and recommending adjustments or improvements to the Board of Directors. The Committee has its own internal charter, approved by the Board of Directors on March 30, 2017, disclosed on the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Rules > Compensation Committee Internal Charter.

Composition of Compensation Committee

Name Taxpayer ID (CPF) Date of birth	Position held	Election date Term of office Number of consecutive terms of office
Geraldo José Carbone 952.589.818-00 02/08/1956	Independent Committee member (and non-administrator, under the terms of CMN Resolution 3.921) (effective)	30/04/2020 Annual 3
Gustavo Jorge Laboissière Loyola 101.942.071-53 19/12/1952	Independent Committee member (effective)	30/04/2020 Annual 5
Pedro Luiz Bodin de Moraes 548.346.867-87 13/07/1956	Independent Committee member (effective)	30/04/2020 Annual 11
Pedro Moreira Salles 551.222.567-72 20/10/1959	Committee member (effective)	30/04/2020 Annual 11
Roberto Egydio Setubal 007.738.228-52 13/10/1954	Chairman of the Committee	30/04/2020 Annual 4

41

Itaú Unibanco

Risk and Capital Management – Pillar 3 Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with applicable regulation and the best national and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on April 4, 2020 by the Board of Directors, our compensation policy is revised annually by the Compensation Committee, and is aimed at consolidating our compensation principles and practices to attract, reward, retain and motivate management members and employees in the sustainable running of business, subject to proper risk limits and always in line with the stockholders’ interests. Annually, the Compensation Committee evaluates and, if necessary, proposes improvements to the Compensation Policy. After this careful analysis by the Compensation Committee, the Policy is submitted to the Board of Directors’ evaluation. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”) to consolidate general rules in connection with long-term incentive programs involving stock grant to management members and employees of the Issuer and of its direct and indirect controlled companies, as set forth by CVM Instruction No. 567/15. Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee and with the Issuer’s management members as target audiences, we highlight the Variable Stock-Based Compensation, the Fixed StockBased Compensation (for members of the Board of Directors only), and the Partners, those also included in the information provided along the REMA table. The Stock Grant Plan is available on: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. Additionally, in 2019 the Compensation Committee determined that Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. All members currently comply with this minimum ownership requirement, which must be accomplished up to five years after the members have taken up their functions. The Issuer also provides a Plan for Granting Stock Option (“Stock Option Plan”) to its management members and employees, as well as to the management members and employees of its controlled companies, allowing the alignment of the interests of management members to those of stockholders, as they share the same risks and gains due to their share appreciation. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. The Personnel Committee is responsible for making institutional decisions and supervising the Stock Option Plan implementation and operation. For further information on the responsibilities and functions of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on www.itau.com.br/investor.relations > Menu > Reports > CVM > Reference Form. 42 Itaú Unibanco

Risk and Capital Management – Pillar 3 Compensation Policy – Compensation composition We adopt compensation and benefits strategies that vary according to the area of operation and market parameters. We periodically check these parameters through: • hiring of salary surveys, carried out by specialized consultants; • participation in research carried out by other banks; and • participation in forums specialized in remuneration and benefits. The fixed compensation of the Board of Directors and the Executive Board, as well as the benefits plan granted to the executive officers, are not impacted by performance indicators. 43 Itaú Unibanco

Risk and Capital Management – Pillar 3 Fiscal Council: member of the Fiscal Council are paid monthly fixed compensation amount only and are not eligible for the benefit plan. Additionally, in accordance with applicable legislation, compensation members of the Fiscal Council may not be lower, for each acting member, than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: The members of the Audit Committee are paid monthly fixed compensation amount only are not eligible for the benefit plan. For those members of the Audit Committee who are also part of the Board of Directors, the compensation policy of the Board of Directors is applied. Board of Directors: The monthly fixed compensation is consistent with market practices and periodically revised to attract qualified professionals. Additionally, history and résumé, among other factors, are taken into account. a) Monthly fixed compensation: it is consistent with market practices and revised frequently enough to attract qualified professionals. b) Annual fixed compensation in shares: the annual fixed compensation to the members of the Board of Directors is paid in the Issuer’s preferred shares c) Annual variable compensation in shares: for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of shares presented in item “b) ii” below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with value creation, this compensation takes into account Itaú Unibanco Holding’s results and may be adjusted by the Compensation Committee. Board of Officers: a) Monthly fixed compensation: it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined considering market competition. b) Annual variable compensation in shares(1) : (1) Within the limits established by legislation, those Officers in charge of internal control and risk departments have their compensation determined irrespectively of the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though compensation is not impacted by the results of the business areas, it is still subject to impacts arising from the Company’s results. 44 Itaú Unibanco

Risk and Capital Management – Pillar 3 A significant portion of the total amount paid to the directors is received in the form of a variable attribution, which is directly impacted by a performance assessment that is defined by the manager based on the priorities of the year, discussed together with the appraised. The performance evaluation is composed by a behavioral and results evaluation, as characterized below: 45 Itaú Unibanco

Risk and Capital Management – Pillar 3 b) i. Distribution of annual variable compensation(2): (2) In accordance with Resolution No. 3,921 of the National Monetary Council, a portion of the variable compensation must be deferred b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: The Issuer establishes, in addition to the annual variable remuneration, which seeks to link the members who receive it to the Issuer’s projects and results, the Partner Program, which aims to align risk management in the short, medium and long term, as well as align the interests of the program participants to those of our shareholders, benefiting them in proportion to the gains obtained by the Issuer and its shareholders. 46 Itaú Unibanco

Risk and Capital Management – Pillar 3 Compensation Policy – stock-based compensation a) General terms and conditions Stock-based payment models are in conformity with the principles pursued by the Issuer, since they tie up management members to the Issuer’s projects and results in the long-term, work as tools that motivate individual development and commitment, and retain management members, as stock-based payments are made in the long term. For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stockbased instruments delivered under the Partners Program; and (3) options granted under the Plan for Granting Stock Option (“Stock Option Plan”), as described below: (1) Compensation Policy – stock-based compensation Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco conglomerate. To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcão (“B3”) in the thirty (30) days prior to calculation, which will be carried out in the seventh (7th ) business day prior to granting the shares or paying the compensation. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period. 47 Itaú Unibanco

Risk and Capital Management – Pillar 3 Annual variable compensation in shares: (2) Partners Program Aimed at aligning the interests of our officers and employees to those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks. This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of appointments: partners and associates. Main differences are as follows: 48 Itaú Unibanco

Risk and Capital Management – Pillar 3 (3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of price fluctuations of our preferred shares (ITUB4) with other stockholders and intend to integrate participants of this program into the conglomerate’s development process in the medium- and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, grace periods and terms of options, in accordance with the rules set forth therein. Options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. 49 Itaú Unibanco

Risk and Capital Management – Pillar 3 No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the financial statements under IFRS. For further information on the Stock Option Plan, please see the Investor Relations website: www.itau.com.br/investor-relations > Menu > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. b) Main objectives of the plan Stock-based compensation models have the primary purpose of aligning management members’ interests with those of the Issuer’s stockholders, as they share the same risks and earnings provided by their share appreciation. c) How the plan contributes to these objectives Stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging management members in the organization’s long-term strategies. Management members, in turn, take part in the appreciation of shares in the Issuer’s capital stock. d) How the plan is inserted in the Issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members, as stock-based payments are made in the long term. e) How the plan is aligned with the short-, medium- and long-term interests of management members and the Issuer Stock-based payment models are aligned with the interests of the Issuer and management members, since that, by enabling management members to become stockholders of the Issuer, these are encouraged to act from the perspective of being the “owners” of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since general rule dictates that a member leaving the company will lose their rights to stock-based payments (please see sub item “i—Effects of the management member’s leave from the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan”). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which Stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 3,921 of the National Monetary Council, including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted each year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years. g) Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five years from the initial investment, such shares will become unavailable for five and eight years as from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by exercising the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee upon 50 Itaú Unibanco

Risk and Capital Management – Pillar 3 grant. Therefore, the percentage of shares that must remain unavailable, as well as the period of this unavailability, will be defined by said Committee. As a rule, the period of this unavailability defined by the committee is two (2) years after the option is exercised. h) Criteria and events that may cause the suspension, amendment or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: any Partners Shares still to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area. Additionally, the Partners Program may be amended upon approval from the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the StockOption Plan may only be amended or terminated if proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary Stockholders’ Meeting. i) Effects of the management member’s leave from the Issuer’s bodies on their rights, as provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of Partners Shares not yet delivered. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco conglomerate who resign or are dismissed from position will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their functions on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal end of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco conglomerate or if they take up another statutory position in the Itaú Unibanco conglomerate. Additionally, subject to criteria established in the internal charter, the Personnel Committee may choose not to have these options expired. 51 Itaú Unibanco

Risk and Capital Management – Pillar 3 REM1: Remuneration awarded during the financial year R$ million (except the number of employees, which is in units) 12/31/2020 Board of Officers Board of Directors Fixed remuneration Number of employees 163 12 Total fixed remuneration 167 24 Of which: cash-based 167 14 Of which: shares or other share-linked instruments—Of which: other forms- 10 Variable remuneration Number of employees 163 12 Total variable remuneration 752 16 Of which: cash-based 205 3 of which: deferred—Of which: shares or other share-linked instruments 547 13 of which: deferred 547 13 Of which: other forms—of which: deferred— Total remuneration 919 40 NOTE: it was considered only the members of the Board of Officers and Board of Directors who are remunerated. REM2: Special payments The sample related to special payments is insufficient to guarantee the confidentiality and, therefore, values have been omitted, under BACEN Circular 3.930, art 3. REM3: Deferred remuneration R$ million 12/31/2020 Of which: Total amount of Total amount of Total amount of outstanding deferred and Total amount of Total amount of amendment during amendment during Deferred and retained retained remuneration deferred remuneration outstanding deferred the year due to ex the year due to ex remuneration exposed to ex post paid out in the remuneration post explicit post implicit explicit and/or implicit financial year adjustment adjustment adjustment Board of Officers 1,667 1,667—(16) 658 Cash — — -Shares 1,667 1,667—(16) 658 Share-linked instruments — — -Other — ——Board of Directors 45 45—(4) 68 Cash — — -Shares 45 45—(4) 68 Share-linked instruments — — -Other — ——Total 1,712 1,712—(20) 726 52 Itaú Unibanco

Risk and Capital Management – Pillar 3 Other Risks Insurance products, pension plans and premium bonds risks Products that compose portfolios of insurance companies of Itaú Unibanco are related to life and elementary insurance, as well as pension plans and premium bonds. The main risks inherent in these products are described below and their definitions are given in their respective chapters. • Underwriting Risk: possibility of losses arising from insurance products, pension plans and premium bonds that go against institution’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions; • Market Risk; • Credit Risk; • Operational risk; • Liquidity risk. In line with domestic and international best practices, Itaú Unibanco has a risk management structure which ensures that risks resulting from insurance, pension and special savings products are properly assessed and reported to the relevant forums. The process of risk management for insurance, pensions and premium bond plans is independent and focus on the special nature of each risk. The aim of Itaú Unibanco is to ensure that assets serving as collateral for long-term products, with guaranteed minimum returns, are managed according to the characteristics of the liabilities, so that they are actuarially balanced and solvent over the long term. Social and Environmental Risk Itaú Unibanco understands social and environmental risk as the risk of potential losses due to exposure to social and environmental events arising from the performance of its activities, according to CMN Resolution 4,327/14. The Social and Environmental Responsibility and Sustainability Policy (PRSA) establishes the guidelines, strategies and main principles for social and environmental management, starting from institutional issues, and addressing, through specific procedures, the most relevant risks to the institution’s operation. Mitigation actions on social and environmental risk are carried out through the mapping of processes, risks and controls, the monitoring of new regulations on the subject, and the listing of occurrences in internal databases. In addition to identification, the stages of prioritization, risk response, monitoring and reporting of the assessed risks complement the management of this risk at Itaú Unibanco. The management of this risk is carried out by the first line of defense, business areas that manage it in their daily activities, following the PRSA guidelines, manuals and specific procedures supplemented by the specialized assessment of the dedicated teams of Corporate Compliance, Modeling and Credit Risk and Legal and Institutional department, which work integrated in the management of all the dimensions of Social and Environmental Risk linked to the conglomerate activities. Business units also have the governance for the approval of new products and services, which includes the social and environmental risk assessment, that ensures the compliance in the new products and processes employed by the institution, as well as with specific social and environmental processes applicable to the institution’s own operation (equity, branch infrastructure and technology), suppliers, credit, investments and key subsidiaries. The second line of defense, in turn, is represented by Modeling and Credit Risk, Internal Controls, as well as Compliance, through the Social and Environmental Risk Management, which supports and ensures the governance of the activities of the first line. The third line of defense, composed of Internal Audit, acts independently, carrying out the mapping and assessment of the risk’s management, controls and governance. The Social and Environmental Risk Governance also includes the Social and Environmental Risk Committee, which is primarily responsible for debating and deciding on institutional and strategic issues, as well as deciding on products, operations, services, among others, that involve Social and Environmental Risk, including Climate Risk. 53 Itaú Unibanco

Risk and Capital Management – Pillar 3 Itaú Unibanco constantly seeks to evolve in the management of social and environmental risk, always attentive to the challenges demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into Itaú Unibanco’s internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into Itaú Unibanco business. The main ones are the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Pact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, the Pacto Nacional para Erradicação do Trabalho Escravo (National Pact for Eradicating Slave Labor), the Task Force on Climate-Related Financial Disclosures (TCFD), among others. Itaú Unibanco efforts to increase the knowledge of the assessment of the social and environmental criteria have been recognized as models in Brazil and abroad, as shown by the recurring presence of the institution in the major sustainability indexes abroad, such as the Dow Jones Sustainability Index, and recently, in Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, for example in the Corporate Sustainability Index, as well as the numerous prizes which Itaú Unibanco has been awarded. Model Risk The model risk arises from the incorrect development or maintenance of models, such as mistaken assumptions, and inappropriate use or application of the model. The use of models can lead to decisions that are more accurate and therefore it is a major practice in the institution. The models have supported strategic decisions in several contexts, such as credit approval, pricing, volatility curve estimation, calculation of capital, among others. Due to the increasing use of models, driven by the application of new technologies and the expansion of data use, Itaú Unibanco has improved its governance in relation to its development and monitoring, through the definition of guidelines, policies and procedures aimed at assuring the quality and mitigation of the associated risks. Regulatory or Compliance Risk Regulatory or Compliance risk is the risk associated with any nature, financial losses or damage to reputation, arising from non-compliance with external or internal standards, commitments to regulators, codes of self-regulation, methods or codes of conduct related to the activities of the Conglomerate. This risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the actions directed at adherence to the regulatory requirements and codes of ethics. This structured process includes the following actions: (i) to understand the changes in the regulatory environment; (ii) to monitor regulatory trends; (iii) to care for the relationship between the institution and the regulator, self-regulatory bodies and the representation entity; (iv) to monitor action plans on regulatory or self-regulatory compliance; (v) to coordinate a program to comply with significant norms, such as Integrity and Ethics; and (vi) to report regulatory issues in Operational and Compliance Risk forums, according to the structure of committees established in internal policies. Reputational Risk Itaú Unibanco understands reputational risk as the risk arising from internal practices and/or external factors that may generate a negative perception of Itaú Unibanco by customers, employees, shareholders, investors, regulatory bodies, government, suppliers, the press and the society in general. It can impact the bank’s reputation, the value of its brand and/or result in financial losses. Besides, this can affect the maintenance of existing business relationships, access to sources of fundraising, the attraction of new business and talent to compose the company’s staff or even the license to operate. The institution believes that its reputation is extremely important for achieving its long-term goals, which is why it seeks the alignment of the speech, the action and the ethical and transparent practice, essential to raise the confidence of Itaú Unibanco’s stakeholders. Itaú Unibanco’s reputation depends on its strategy (vision, culture 54 Itaú Unibanco

Risk and Capital Management – Pillar 3 and skills) and derives from direct or indirect experience of the relationship between Itaú Unibanco and its stakeholders. Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential risks are identified, analyzed and managed still in the initial phases of its operations and analysis of new products, including the use of new technologies. The treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks. Among them are (i) risk appetite statement; (ii) process for the prevention and fight against unlawful acts; (iii) crisis management process and business continuity; (iv) processes and guidelines of the governmental and institutional relations; (v) corporate communication process; (vi) brand management process; (vii) ombudsman offices initiatives and commitment to customer satisfaction; and (vii) ethics guidelines and prevention of corruption. Financial institutions play a key role in preventing and fighting illegal acts, in particular money laundering, terrorist financing and fraud, in which the challenge is to identify and suppress increasingly sophisticated operations that seek to conceal the origin, location, disposition, ownership and movement of goods and money derived, directly or indirectly, from illegal activities. Itaú Unibanco has introduced a corporate policy in order to prevent its involvement in illegal acts and to protect its reputation and image towards employees, clients, strategic partners, suppliers, service providers, regulators and society, through a governance structure based on transparency, strict compliance with rules and regulations, including BACEN Circular 3,978/20 among others, and cooperation with police and judicial authorities. It also seeks a continuously alignment with local and international best practices for preventing and fighting against illegal acts, through investing and training eligible employees. In compliance with the guidelines of this corporate policy, Itaú Unibanco established a program to prevent and fight against illegal acts based on the following pillars: • Policies and Procedures • Client Identification Process; • Know Your Customer (KYC) Process; • Know Your Partner (KYP) Process; • Know Your Supplier (KYS) Process; • Know Your Employee (KYE) Process; • Assessment of New Products and Services; • Compliance with Sanctions • Monitoring, Selection and Analysis of Suspicious Operations or Situations ; • Reporting Suspicious Transactions to the Regulatory Bodies; and • Training. This program applies to the entire institution, including subsidiaries and affiliates in Brazil and abroad. The preventing and combating unlawful acts governance is carried out by the Board of Directors, Audit Committee, Operational Risk Committee, Risk and Capital Management Commitee and Anti-Money Laundering Committees. The document that presents the guidelines established in the corporate program to prevent and combat unlawful acts may be seen on the www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy for Prevention and Fight Against Illegal Acts. In addition, Itaú Unibanco has been developing various data analysis models to improve customer risk classification, transaction monitoring and KYC methodology to provide greater accuracy in its analysis and to decrease false-positives. Itaú Unibanco has also been innovating its modeling solutions using new methods based on machine learning techniques to identify potentially suspicious activities. Moreover, Itaú Unibanco is committed to protecting corporate information and ensuring client and general public privacy in any transactions. To this end, it has a Corporate Information Security Policy and Cyber Secutity and has a monitoring process and a control structure that covers technology, business areas and international units, 55 Itaú Unibanco

Risk and Capital Management – Pillar 3 adhering to principal regulatory bodies and external audits, and best market practices and certifications. Additionally, a Security Operation Center (SOC) that works 24/7 contributes to the cyber security of Itaú Unibanco’s electronic channels and IT infrastructure, to the monitoring of operations and thus the minimization of the risk of a security incident. The Corporate Information Security and Cyber Security Policy can be viewed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Policies, Corporate Policy on Information Security and Cyber Security. Country Risk The country risk is the risk of losses related to non-compliance with obligations in connection with borrowers, issuers, counterparties or guarantors, as a result of political-economic and social events or actions taken by the government of the country. Itaú Unibanco has a specific structure for the management and control of country risk, consisting of corporate bodies and dedicated teams, with responsibilities defined in policies. The institution has a structured and consistent procedure, including: (i) establishment of country ratings; (ii) determination of limits for countries; (iii) monitoring the use of limits. Business and Strategy Risk Business and strategy risk is the risk of a negative impact on the results or capital as a consequence of a faulty strategic planning, the making of adverse strategic decisions, the inability of Itaú Unibanco to implement the proper strategic plans and/or changes in its business environment. Itaú Unibanco has implemented many mechanisms that ensure that both the business and the strategic decision-making processes follow proper governance standards, have the active participation of executives and the Board of Directors, are based on market, macroeconomic and risk information and are aimed at optimizing the risk-return ratio. Decision-making and the definition of business and strategy guidelines, count on the full engagement of the Board of Directors, primarily through the Strategy Committee, and of the executives, through the Executive Committee. In order to handle risk adequately, Itaú Unibanco has governance and processes to involve the ARF in business and strategy decisions, so as to ensure that risk is managed and decisions are sustainable in the long term. They are: (i) qualifications and incentives of board members and executives; (ii) budget process; (iii) product assessment; (iv) evaluation and prospecting of proprietary mergers and acquisitions; and (v) a risk appetite framework which, for example, restricts the concentration of credit and exposure to specific and material risks. Contagion Risk Contagion Risk is the possibility of losses occurring for entities that are part of the Prudential Conglomerate as a result of financial support to unconsolidated entities, in a stressful situation, in the absence or in addition to the obligations provided for in the contract. Itaú Unibanco has a structure for risk management and control, a dedicated team and a policy that defines roles and responsibilities. This structure covers (i) the identification of entities in relation to the potential generation of contagion risk, (ii) the assessment of risks in relationships, (iii) the monitoring, control and mitigation of contagion risk, (iv) the assessment of impact on capital and liquidity and (v) reports. It is part of the scope of contagion risk governance: Related Party audiences, mainly composed of controllers, controlled and related entities (as defined in Res. 4,693 / 18), investments in non-consolidated entities, suppliers of critical products and services, buyers and sellers of relevant assets, third parties with products distributed by Itaú Unibanco and third parties to whom Itaú Unibanco distributes products. 56 Itaú Unibanco

Risk and Capital Management – Pillar 3 Operational Risk Operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the institution. Itaú Unibanco internally classifies its risk events in: • Internal fraud; • External fraud; • Labor claims and deficient security in the workplace; • Inadequate practices related to clients, products and services; • Damages to own physical assets or assets in use by Itaú Unibanco; • Interruption of Itaú Unibanco’s activities; • Failures in information technology (IT) systems, processes or infrastructure; • Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco. Operational risk management includes conduct risk, which is subject to mitigating procedures to assess product design (suitability) and incentive models. The inspection area is responsible for fraud prevention. Irrespective of their origin, specific cases may be handled by risk committees and integrity and ethics committees. Itaú Unibanco has a governance process that is structured through forums and corporate bodies composed of senior management, which report to the Board of Directors, with well-defined roles and responsibilities in order to segregate the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department, by means of methodologies, training courses, certification and monitoring of the control environment in an independent way. The managers of the executive areas use corporate methods constructed and made available by the internal control, compliance and operational risk area. Among the methodologies and tools used are the self-evaluation and the map of the institution’s prioritized risks, the approval of processes, products, and system development products and projects, the monitoring of key risk indicators that and the database of operational losses, guaranteeing a single conceptual basis for managing processes, systems, projects and new products and services. Within the governance of the risk management process, regularly, the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business area executives. In line with CMN Resolution 4,557, the document “Public Access Report—Integrated Operational Risk Management and Internal Controls”, summarized version of the institutional operational risk management policy can be found on the website www.itau.com.br/investor-relations, section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports. Crisis Management and Business Continuity Itaú Unibanco’s Business Continuity Program’s purpose is to protect its employees, ensure the continuity of the critical functions of its business lines and sustain both the stability of the markets in which it operates and the confidence of its customers and strategic partners in its provision of services and products . It establishes the Business Continuity Plan (BCP), which consists of modular procedures that are available for use in the event of incidents. The descriptions/characteristics of the existing plans are: • Disaster Recovery: it aims to ensure the availability and integrity of Information Technology resources and communication in the event of a failure in the primary Data Center to maintain the processing of critical systems; 57 Itaú Unibanco

Risk and Capital Management – Pillar 3 • Workplace Contingency: alternative facilities to perform the activities in the event the administrative buildings become unavailable; • Operational Contingency: alternatives to carry out critical processes whether they are systemic, procedural or emergency responses. In order to assess the efficiency of the contingency actions in the face of the interruption scenarios described in the plans and identify improvement points, tests are carried out at intervals that vary according to the plan, at least once a year. In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to assess the institution: • Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. • Threats and Vulnerabilities Analysis (AVA): identification of threats near to Itaú Unibanco’s buildings. Considering the dependence that some processes have on third-party services, the Business Continuity Program conducts an assessment of the risk of unavailability of services provided with a view to resilience to threats of interruption. In addition, the institution has a Crisis Management Program, which is aimed at managing business interruption events, natural disasters, impacts of an environmental, social, and infrastructure/operational (including information technology) or of any other nature that jeopardize the image and reputation and/or viability of Itaú Unibanco’s processes with its employees, clients, strategic partners and regulators, with timely and integrated responses. To assess the efficiency and identify points of improvement in contingency actions and crisis response plans, tests are carried out, which frequency varies according to the plan (at least once a year). Independent Validation of Risk Models Itaú Unibanco validates the processes and risk models independently. This is done by a department which is separate from the business and risk control areas, to ensure that its assessments are independent. The validation method, defined in an internal policy, meets regulatory requirements such as those of BACEN Circulars 3,646 and 3,674. The validation stages include: • Verification of mathematical and theoretical development of the models; • Qualitative and quantitative analysis of the models, including the variables, construction of an independent calculator and the use of appropriate technical; • When applicable, comparison with alternative models and international benchmarks; • Historical Backtesting of the model; • The correct implementation of the models in the systems used. Additionally, the validation area assesses the stress testing program. The performance of the independent validation area and the validation of the processes and models are assessed by Internal Audit and reported to the specific senior management committees. Action plans are prepared to address opportunities identified during the independent validation process, and are monitored by the 3 lines of defense and by senior management until the conclusion. 58 Itaú Unibanco

Risk and Capital Management – Pillar 3 Glossary of Acronyms A • ARF –Área de Riscos e Finanças (Risk and Finance Department) • ASF – Available Stable Funding • AT1 – Additional Tier 1 Capital • AVA –Avaliação de Vulnerabilidade e Ameaças (Threats and Vulnerabilities Analysis) B • B3 –Bolsa, Brasil, Balcão (Brazil Stock Exchange and Over-the-Counter Market) • BACEN—Banco Central do Brasil (Central Bank of Brazil) • BCP – Business Continuity Plan • BCBS—Basel Committee on Banking Supervision • BIA – Business Impact Analysis • BIS – Bank for International Settlements C • CCF – Credit Conversion Factor • CCP – Non-Qualified Central Counterparty • CCR – Counterparty Credit Risk • CDP – Carbon Disclosure Project • CDI –Certificado de Depósito Interbancário (Deposit Certificate Rate) • CEM—Current Exposure Method • CEO—Chief Executive Officer • CET 1—Common Equity Tier I • CGRC—Comitê de Gestão de Risco e Capital (Risk and Capital Management Committee) • CMN—Conselho Monetário Nacional (National Monetary Council) • Comef—Comitê de Estabilidade Financeira (Financial Stability Committee) • CRI – Real State Receivables Certificate • CRM – Credit Risk Mitigation • CRO—Chief Risk Officer • CTAM –Comissão Técnica de Avaliação de Modelos (Technical Model Assessment Commission) • CVA—Credit Valuation Adjustment • CVM—Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) D • DLP—Long- Term Liquidity Statement • DRL—Liquidity Risk Statement • D-SIB—Domestic Systemically Important Banks • DV—Delta Variation 59 Itaú Unibanco

Risk and Capital Management – Pillar 3 E • EAD – Exposure at Default • ECL – Expected Credit Losses • EMD – Multilateral Development Entities • EP – Equator Principles • EVE – Economic Value of Equity F • FIDC – Credit Rights Investment Funds • FCC—Credit Conversion Credit • FPR—Fator de Ponderação de Risco (weighting factor) G • GAP—Gap Analysis • GDP—Gross Domestic Product • GHG – Greenhouse Gas Protocol • Greeks – Sensitivities to Various Risk Factors • G-SIB – Global Systemically Important Banks H • HQLA – High Quality Liquid Assets I • ICAAP – Internal Capital Adequacy Assessment Process • IFRS— International Financial Reporting Standards • IMA – Internal Models Approach • IPV – Independent Price Verification • IRRBB – Interest Rate Risk in the Banking Book • IT – Information Technology • ITUB4 – Itau Unibanco Holding SA Preference Shares K • KYC – Know your Customer • KYP – Know your Partner • KYS – Know your Supplier • KYE – Know your Employee L • LCR – Liquidity Coverage Ratio M • MtM— Mark to Market N 60 Itaú Unibanco

Risk and Capital Management – Pillar 3 • NII – Net Interest Income • NSFR – Net Stable Funding Ratio O • OTC – Over-the-Counter P • PR –Patrimônio de Referência (Total Capital) • PRI – Principles for Responsible Investments • PRSA –Política de Sustentabilidade e Responsabilidade Socioambiental (The Social and Environmental Responsability and Sustentabily Policy) • PCR – Potential Credit Risk • PVA – Prudent Valuation Adjustments Q • QCCP – Qualified Central Counterparties R • RA – Leverage Ratio • RAS—Risk Appetite Statement • RSF – Required Stable Funding • RWA—Risk Weighted Assets • RWACPAD—Portion relating to exposures to credit risk • RWACPrNB—amount of risk-weighted assets corresponding to credit risk exposures to the non-banking private sector, calculated for jurisdictions whose ACCPi is different from zero • RWAMINT—Portion relating to exposures to market risk, using internal approach • RWAMPAD — Portion relating to exposures to market risk, calculated using standard approach • RWAOPAD—Portion relating to the calculation of operational risk capital requirements S • SA – Joint-Stock Company • SA-CCR – Standardised Approach to Counterparty Credit Risk • SFN –Sistema Financeiro Nacional (National Financial System) • SFT – Securities Financing Transactions • SOC – Security Operation Center T • TCFD – Task Force on Climate-Related Financial Disclosures • TLAC – Total Loss-Absorbing Capacity • TVM—Títulos de valores mobiliários (Securities) V • VaR—Value at Risk 61 Itaú Unibanco

Risk and Capital Management – Pillar 3 Glossary of Regulations • BACEN Circular No. 3,354, of June 27th, 2007 • BACEN Circular No. 3,644, of March 4th, 2013 • BACEN Circular No. 3,646, of March 04th, 2013 • BACEN Circular No. 3,674, of October 31st, 2013 • BACEN Circular No. 3,748, of February 26th, 2015 • BACEN Circular No. 3,749, of March 05th, 2015 • BACEN Circular No. 3,751, of March 19th, 2015 • BACEN Circular No. 3,769, of October 29th, 2015 • BACEN Circular No. 3,809, of August 25th, 2016 • BACEN Circular No. 3,846, of September 13rd, 2017 • BACEN Circular No. 3,869, of December 19th, 2017 • BACEN Circular No. 3,930, of February 14th, 2019 • BACEN Circular Letter No. 3,082 of January 30th, 2012 • BACEN Circular Letter No. 3,706 of May 05th, 2015 • BACEN Circular Letter No. 3,876 of January 31st, 2018 • BACEN Circular Letter No. 3,907 of September 10th, 2018 • BACEN Circular Letter No. 3,978 of January 23th, 2020 • BACEN Circular Letter No. 4,068 of July 7th, 2020 • BACEN Communication No. 36.418, of November 19th, 2020 • CVM Instruction No. 567, of Setember 17th, 2015 • CMN Resolution No. 3,921, of November 25th, 2010 • CMN Resolution No. 4,192, of March 1st, 2013 • CMN Resolution No. 4,193, of March 1st, 2013 • CMN Resolution No. 4,327, of April 25th, 2014 • CMN Resolution No. 4,502, of June 30th, 2016 • CMN Resolution No. 4,557, of February 23rd, 2017 • CMN Resolution No. 4,589, of June 29th, 2017 • CMN Resolution No. 4,693, of October 29th, 2018 • CMN Resolution No. 4,783, of March 6th, 2020 62 Itaú Unibanco